Exhibit 99.1

Execution Version

ARRANGEMENT AGREEMENT

BETWEEN

TILRAY BRANDS, INC.

AND

HEXO CORP.

APRIL 10, 2023

-i-

ARTICLE 6 CONDITIONS		47

Section 6.1	Mutual Conditions Precedent	47
Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser	48
Section 6.3	Additional Conditions Precedent to the Obligations of the Company	49
Section 6.4	Satisfaction of Conditions	50

ARTICLE 7 TERM AND TERMINATION		50

Section 7.1	Term	50
Section 7.2	Termination	50
Section 7.3	Expenses and Reimbursement	52
Section 7.4	Effect of Termination/Survival	52

ARTICLE 8 TERMINATION FEES AND GENERAL PROVISIONS		52

Section 8.1	Modifications or Amendments	52
Section 8.2	Termination Fees	53
Section 8.3	Notices	54
Section 8.4	Time of the Essence.	55
Section 8.5	Injunctive Relief	55
Section 8.6	Third Party Beneficiaries	55
Section 8.7	Waiver	56
Section 8.8	Entire Agreement	56
Section 8.9	Successors and Assigns	56
Section 8.10	Severability	56
Section 8.11	Governing Law; Jurisdiction	57
Section 8.12	Rules of Construction	57
Section 8.13	Further Assurances	57
Section 8.14	No Liability	57
Section 8.15	Language	57
Section 8.16	Counterparts	58

SCHEDULE “A” PLAN OF ARRANGEMENT		1

SCHEDULE “B” ARRANGEMENT RESOLUTION		1

SCHEDULE “C” REPRESENTATIONS AND WARRANTIES OF THE COMPANY		1

SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		1

SCHEDULE “E” REQUIRED REGULATORY APPROVALS		1

SCHEDULE “F”		1

WAIVER AND AMENDMENT AGREEMENT		1

-ii-

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 10, 2023,

BETWEEN:

TILRAY BRANDS, INC., a corporation existing under the laws of the State of Delaware,

(the “Purchaser”)

- and -

HEXO CORP., a corporation existing under the laws of the Province of Ontario,

(the “Company”)

WHEREAS the Purchaser proposes to acquire all of the issued and outstanding Company Shares (as defined herein) pursuant to the Arrangement (as defined herein), as contemplated in this Agreement;

AND WHEREAS, concurrently with the execution of this Agreement by the Company, the Company has entered into the Waiver and Amendment Agreement (as defined herein) with the Purchaser, as holder of the Company Senior Secured Note (as defined herein) waiving and amending certain covenants of the Company Senior Secured Note in consideration for the payment by the Company to the Purchaser of certain fees and the transfer by the Company to the Purchaser of certain real estate property, the whole upon the terms of the Waiver and Amendment Agreement;

AND WHEREAS the Board (as defined herein) has unanimously (with Roger Savell, Denise Faltischek and Mark Attanasio abstaining from voting on any resolution, approval or recommendation in connection with the Transaction due to their interests that present actual or potential conflicts of interest in connection with the Transaction) determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation of the Company Special Committee (as defined herein), and upon consideration of the Formal Valuation (as defined herein) and the Fairness Opinion (as defined herein) delivered orally by the Valuator, that the Arrangement is in the best interests of the Company and that the Arrangement is fair to the Company Shareholders (as defined herein);

AND WHEREAS the Board has approved this Agreement and agreed to unanimously recommend (with Roger Savell, Denise Faltischek and Mark Attanasio abstaining from voting on such approval and recommendation due to their interests that present actual or potential conflicts of interest in connection with the Transaction) that Company Shareholders vote in favour of the Arrangement Resolution (as defined herein) to be approved by the Company Shareholders at the Meeting (as defined herein), on the terms and subject to the conditions contained in this Agreement;

AND WHEREAS the Purchaser has entered into the Lock-Up Agreements (as defined herein) with the Locked-Up Shareholders (as defined herein) pursuant to which, among other things, such Company Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Shares held by them in favour of the Arrangement Resolution (as defined herein);

AND WHEREAS it is intended that, for U.S. federal income tax purposes, (a) the Arrangement shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined herein), and (b) this Agreement, together with the Plan of Arrangement, shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“48North” means 48North Cannabis Corp.

“Acquisition Proposal” means, at any time, whether or not in writing, any offer, proposal or inquiry (including any modification or proposed modification of any such offer, proposal or inquiry) with respect to (a) any direct or indirect acquisition by any Person or group of Persons of Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) in a single transaction or a series of transactions, representing 20% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares), or (b) any direct or indirect acquisition by any Person or group of Persons of Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the votes attached to the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares), or (c) any direct or indirect acquisition by any Person or group of Persons of any assets of the Company and/or one or more of its Subsidiaries (including shares or other equity interests of any Subsidiary) individually or in the aggregate contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or representing 20% or more of the assets of the Company and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record) (or any lease, license, or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, in each case, whether by arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Company or any Subsidiary, and in each case excluding the Arrangement and the other transactions contemplated by this Agreement and any transaction between the Company and/or one or more of its wholly-owned Subsidiaries or between the Company and the Purchaser or any of its Affiliates.

“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.

“Additional Company DSU Grant” means the issuances of Company DSUs described in Section (2)(d) of the Company Disclosure Letter.

“Additional Company Options Issuances” means the issuances of Company Options described in Section (2)(d) of the Company Disclosure Letter.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 5.1(1)(c).

“Advisory Services Agreement” means the advisory services agreement between the Company and the Purchaser dated July 12, 2022.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this Arrangement Agreement, including the Schedules hereto and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof.

“Alternative Transaction Agreement” has the meaning ascribed thereto in Section 5.1(1)(c).

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or preventing or lessening competition through merger or acquisition, including the Competition Act.

“ARC” means an advance ruling certificate issued by the Commissioner under Section 102 of the Competition Act.

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the Company Shareholders at the Meeting to be substantially in the form and content set out in Schedule “B” hereto.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Associate” has the meaning ascribed thereto in the OBCA.

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section (3)(a) of Schedule “C”.

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.12(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business.

“Canadian Securities Laws” means the Securities Act (Ontario), and any other applicable Canadian provincial and territorial securities Laws, rules, notices, promulgations and regulations and published policies thereunder.

“Cannabis Laws” means the Cannabis Act (Canada) and any other law, statute, rule or regulation in Canada or any other applicable jurisdiction (including any province, territory or other sub-jurisdiction) relating in any way to the production, cultivation, possession, storage, transportation, distribution, sale or use of cannabis and related substances and products, and including all regulations, official directives, orders, judgments and decrees promulgated under any of the foregoing.

“Cannabis License” means any temporary, provisional, or permanent permit, license, or authorization from or registration with any Governmental Entity that regulates the cultivation, harvesting, production, processing, marketing, distribution, sale, possession, or transfer of cannabis, marijuana, or related substances or products containing cannabis, marijuana, or related substances, whether for medical or recreational use.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed.

“Closing” has the meaning ascribed thereto in Section 2.8(2).

“Closing Date” has the meaning ascribed thereto in Section 2.8(2).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person authorized under the Competition Act to exercise the powers and perform the duties of the Commissioner of Competition.

“Company” means HEXO Corp., a corporation existing under the OBCA.

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at and for the financial years ended July 31, 2022 and 2021 (including the notes thereto and related management’s discussion and analysis).

“Company April 2019 Warrant Indenture” means the warrant indenture dated April 2, 2019 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada.

“Company April 2019 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2019 Warrant Indenture.

“Company April 2020 Warrant Indenture” means the warrant indenture dated as of April 13, 2020 between HEXO Corp. and TSX Trust Company.

“Company April 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2020 Warrant Indenture.

“Company April 2021 Warrant Indenture” means the warrant indenture dated April 16, 2021 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada.

“Company April 2021 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2021 Warrant Indenture, listed on the TSX as “HEXO.WT.A”.

“Company Assets” means all of the assets, properties (real or personal), permits, rights or licenses of the Company and its Subsidiaries.

“Company August 2021 Warrant Indenture” means the warrant indenture dated as of August 24, 2021 between HEXO Corp. and TSX Trust Company.

“Company August 2021 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company August 2021 Warrant Indenture.

“Company Awards” means the Company Options, Company RSUs, Company DSUs, and Zenabis Replacement Options.

“Company Certificated Warrants” means: (a) the Company December 2019 Certificated Warrants; and (b) the Company January 2020 Certificated Warrants;

“Company Circular” means the notice of the Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to, among others, Company Shareholders in connection with the Meeting, including any amendments or supplements thereto.

“Company December 2019 Certificated Warrants” means the certificated warrants of the Company issued to certain holders on December 31, 2019.

“Company Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).

“Company DSUs” means the deferred share units issued under the Company Omnibus Plan.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Financial Statements” means (i) the Company Annual Financial Statements, and (ii) the Company Interim Financial Statements.

“Company Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company for the three and six month periods ended January 31, 2023 and 2022 (including the notes thereto and related management’s discussion and analysis).

“Company January 2020 Certificated Warrants” means the certificated warrants of the Company issued to certain holders on January 22, 2020.

“Company June 2018 Warrant Certificates” means the warrant certificates issued by Newstrike Resources Ltd. to various holders on June 19, 2018.

“Company June 2018 Warrant Indenture” means the warrant indenture dated as of June 19, 2018, between Newstrike Resources Ltd. and TSX Trust Company, as supplemented by that warrant indenture dated as of May 24, 2019 among the Company, Newstrike Brands Ltd. and TSX Trust Company.

“Company June 2018 Warrants” means the warrants to purchase Company Shares issued pursuant to (i) the Company June 2018 Warrant Indenture, listed on the TSXV as “HIP.WT.A” and (ii) the Company June 2018 Warrant Certificates.

“Company June 2020 Warrant Indenture” means the warrant indenture dated as of June 5, 2020 between the Company and TSX Trust Company.

“Company June 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company June 2020 Warrant Indenture.

“Company Material Contract” has the meaning ascribed thereto in Section (22)(a) of Schedule “C”.

“Company May 2020 Warrant Indenture” means the warrant indenture dated as of May 21, 2020 between HEXO Corp. and TSX Trust Company.

“Company May 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company May 2020 Warrant Indenture.

“Company November 2020 Warrants” means the warrants to purchase Company Shares issued by 48North to various holders on November 4, 2020.

“Company Omnibus Plan” means the Company’s omnibus long-term incentive plan approved by the Company Shareholders on August 28, 2018, as further amended and restated on March 12, 2021.

“Company Options” means, at any given time, the outstanding options to purchase Company Shares, issued pursuant to the Company Omnibus Plan and the Previous Company Stock Option Plan.

“Company Plan” means the Company Omnibus Plan, Previous Company Stock Option Plan and any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by the Company or any of its Subsidiaries with respect to the Company Employees or former Company Employees and includes deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.

“Company Public Disclosure Record” means all documents and instruments required to be filed or furnished by the Company under the U.S. Exchange Act and the Securities Act (Ontario) (including under National Instrument 51-102 – Continuous Disclosure Obligations) filed by or on behalf of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) and on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) since, prior to the date of this Agreement.

“Company Reimbursement Fee” means a reimbursement payment in an amount equal to the total of all out-of-pocket third party transaction fees and expenses incurred by the Company in connection with the transactions provided for in this Agreement up to a maximum of $1,500,000.

“Company RSUs” means the restricted share units issued under the Company Omnibus Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the holders of the Company Awards, and the holders of Company Warrants.

“Company Senior Secured Note” means the amended and restated senior secured convertible note of the Company held by the Purchaser.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company Shares” means the common shares in the capital of the Company.

“Company Special Committee” means the special committee of the Board comprised of independent directors established in connection with the transactions contemplated by this Agreement.

“Company Special Shares” means the special shares in the capital of the Company.

“Company Termination Fee” has the meaning ascribed thereto in Section 8.2(1).

“Company Termination Fee Event” has the meaning ascribed thereto in Section 8.2(1).

“Company Warrant Indentures” means, collectively, (i) the Company June 2018 Warrant Indenture, (ii) the Company April 2019 Warrant Indenture, (iii) the Company April 2020 Warrant Indenture, (iv) the Company May 2020 Warrant Indenture, (v) the Company June 2020 Warrant Indenture, (vi) the Company August 2021 Warrant Indenture, (vii) the Company April 2021 Warrant Indenture, and (viii) the Zenabis Supplemental Warrant Indentures.

“Company Warrants” means, collectively, (i) the Company June 2018 Warrants, (ii) the Company April 2019 Warrants, (iii) the Company April 2020 Warrants, (iv) the Company May 2020 Warrants, (v) the Company June 2020 Warrants, (vi) the Company August 2021 Warrants, (vii) the Company April 2021 Warrants, (viii) the Zenabis Replacement Warrants, (ix) the Company Certificated Warrants and (xi) the Company November 2020 Warrants.

“Competition Act” means the Competition Act (Canada), as may be amended.

“Competition Act Approval” means one of the following shall have occurred with respect to the transactions contemplated by this Agreement:

(1) an ARC shall have been issued by the Commissioner; or

(2) the Commissioner shall have issued a No-Action Letter and any requirement to notify the proposed transactions that are contemplated by this Agreement under Part IX of the Competition Act has been waived or any applicable waiting period under section 123 of the Competition Act has expired or been waived.

“Confidentiality Agreement” means the non-disclosure agreement dated December 16, 2021 between the Company and the Purchaser.

“Consideration” means that portion of a Purchaser Share to be received by each holder of Company Shares (other than Dissenting Shareholders) pursuant to the Plan of Arrangement in respect of each Company Share, which is equal to the product obtained when (i) the Exchange Ratio, is multiplied by (ii) one (1) Company Share.

“Consideration Shares” means the Consideration, in the form of Purchaser Shares, to be received by Company Shareholders (other than Dissenting Shareholders) in exchange for their Company Shares pursuant to the Plan of Arrangement.

“Contract” means any written binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.

“control” a Person (first Person) is considered to control another Person (second Person) if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.

“Depositary” means Odyssey Trust Company, or such other person as the Parties may agree in writing to appoint to act as depositary for the purposes of the Arrangement.

“Director” means the Director appointed under section 278 of the OBCA.

“Dissent Rights” means the rights of dissent of registered Company Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Dissenting Shareholder” has the meaning specified in the Plan of Arrangement.

“Effective Date” means the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in this Agreement and the Final Order have been satisfied (to the extent capable of being satisfied prior to the Effective Time) or waived.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as the Parties agree in writing before the Effective Date.

“Environmental Law” means all Laws relating to (a) protection of human health and/or the environment, including but not limited to, those relating to pollution, waste, emissions, discharges, or releases of Hazardous Substances or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation, (b) protection and conservation of natural resources, including but not limited to, climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation, (c) the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Substances, and/or (d) any other criminal, civil, equitable, or common law principle concerning any act or omission relating to the environment or Hazardous Substances.

“Exchange Ratio” means 0.4352.

“Existing Competition Act Approval” has the meaning ascribed thereto in Section 4.4(2)(a).

“Fairness Opinion” means the opinion of the Valuator to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to such Company Shareholders.

“Final Order” means the order of the Court in a form acceptable to the Purchaser and the Company, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Formal Valuation” means the independent formal valuation required to be obtained in connection with the Transaction pursuant to MI 61-101.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Hazardous Substance” means any substance, chemical, mixture, or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, any property, any activity, or to the environment or any natural resources, and includes but is not limited to, anything that is regulated under any Laws as a “contaminant”, “source of contaminant”, “pollutant”, “pesticide”, “fuel”, “deleterious substance”, “toxic substance”, “hazardous substance”, “controlled substance”, “designated substance”, “domestic substance”, “non-domestic substance”, “priority substance”, “prohibited substance”, “substance subject to notification or consent”, “restricted substance”, “ozone-depleting substance”, “nuclear substance”, “hazardous product”, “dangerous good”, “waste”, “hazardous waste”, or “hazardous recyclable material”.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.

“Indemnified Party” has the meaning ascribed thereto in Section 4.10(1).

“Indemnified Persons” has the meaning ascribed thereto in Section 8.6(1).

“Intellectual Property Rights” has the meaning ascribed thereto in Section (29)(a) of Schedule “C”.

“Interim Period Financing” has the meaning ascribed thereto in Section 4.1(4)(d).

“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Inventories” means all inventories of stock-in-trade, point-of-sale materials and merchandise including materials, supplies, work-in-progress, finished goods, and purchased finished goods owned by the Company (including those in possession of suppliers, customers and other third parties).

“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity, including any Cannabis Laws, and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities.

“Leased Real Property” has the meaning ascribed thereto in Section (23)(b) of Schedule “C”.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Locked-Up Shareholders” means the Company Shareholders who are party to the Lock-Up Agreements.

“Lock-Up Agreements” means the voting support agreements dated the date hereof and made between the Purchaser and the Locked-Up Shareholders.

“Matching Period” means the five (5) Business Day period following the day of the Purchaser’s receipt of the Superior Proposal Notice.

“Material Adverse Effect” means in respect of any Person, any change, effect, event, circumstance, occurrence or development that, taken together with all other changes, effects, events, circumstance, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), or financial condition of that Person and its Subsidiaries, individually or taken as a whole, provided, however, that any change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall be deemed not to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(i)	changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Person and its Subsidiaries operate generally;

(ii)

any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, monetary policy, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(iii)	any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(iv)	any epidemics, pandemics or disease outbreak or other public health condition, earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(v)	any adoption, proposal, implementation or other change in Law, including any Laws in respect to Taxes or regulatory accounting requirements, in each case after the date hereof;

(vi)	the announcement of the Transaction or the pendency of the Transaction;

(vii)	the taking of any action required by this Agreement or the failure to take any action prohibited by this Agreement, excluding any obligation to act in the Ordinary Course;

(viii)	any matter which has been expressly disclosed as not constituting a Material Adverse Effect in the Company Disclosure Letter;

(ix)	any change in applicable generally accepted accounting principles, including IFRS;

(x)

any change in the market price or trading volume of any securities of the Person or any suspension of trading in publicly trading securities generally, or any credit rating downgrade, negative outlook, watch or similar event relating to the Person (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); and

(xi)

the failure of the Person or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has otherwise occurred), but provided in the case of (i) through (v), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not have a disproportionately greater impact or effect on the Person as compared to companies in comparable industries and operating in the same jurisdiction.

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement.

“MI 61-101” means Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions.

“Minimum Liquidity Covenant” means the minimum liquidity covenant of the Company set forth in Section 9(M) of the Company Senior Secured Note, taking into account the Waiver and Amendment Agreement.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario) and under U.S. Securities Laws, as applicable.

“Nasdaq” means the Nasdaq Stock Market.

“Newstrike” means Newstrike Brands Ltd.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“No-Action Letter” means written advice issued by the Commissioner advising that the Commissioner does not, at the time, intend to make an application under section 92 of the Competition Act in respect of the proposed transactions that are contemplated by this Agreement.

“OBCA” means the Business Corporations Act (Ontario), as may be amended.

“OFAC” has the meaning ascribed thereto in Section (33)(c) of Schedule “C”.

“Order” has the meaning ascribed thereto in Section 6.1(3).

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).

“Outside Date” means August 31, 2023 or such later date as may be agreed to by the Parties in writing.

“Owned Real Property” has the meaning ascribed thereto in Section (23)(a) of Schedule “C”.

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“Payout Value” means $1.25, being the product of (i) the Exchange Ratio, multiplied by (ii) the volume weighted average price on the Nasdaq of a Purchaser Share for the 60 trading day period ending on April 5, 2023.

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity, including the Cannabis Licenses.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries or the Real Property, any one or more of the following:

(a)

Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)

easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not have an adverse effect on the value or materially impair or add material cost to the use and operation of the subject property;

(c)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets or the Purchaser Assets; provided however, that such Liens are related to obligations not due or delinquent or in respect of which adequate holdbacks or reserves are being maintained in a sufficient amount to pay off such disputed Liens;

(d)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conducts its business; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)

Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent;

(f)	in respect of the Company or any of its Subsidiaries, the Liens set out in Section 1.1(a) of the Company Disclosure Letter; and

(g)	in respect of the Real Property, any Liens disclosed by registered title and any rights or reservations set out in the original Crown grants.

“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Personal Information” means information about an identifiable individual and includes any information that constitutes personal information within the meaning of all applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule “A” hereto, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Previous Company Stock Option Plan” means the Hydropothecary Corporation stock option plan as approved by the shareholders of The Hydropothecary Corporation on January 17, 2018 and any amendments thereto.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (Ontario) and any comparable applicable Law of any jurisdiction.

“Purchaser” means Tilray Brands, Inc., a corporation existing under the laws of the State of Delaware.

“Purchaser Annual Financial Statements” means the audited consolidated financial statements of the Purchaser as at and for the fiscal years ended May 31, 2022 and 2021 (including the notes thereto), the auditor’s report thereon and related management’s discussion and analysis included in the Purchaser Public Disclosure Record.

“Purchaser Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of the Purchaser and its Subsidiaries.

“Purchaser Board” means the board of directors of the Purchaser.

“Purchaser Financial Statements” means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements.

“Purchaser Information” has the meaning ascribed thereto in Section 2.4(2).

“Purchaser Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of the Purchaser for the three and six month periods ended November 30, 2022 and 2021 (including the notes thereto and related management’s discussion and analysis).

“Purchaser Public Disclosure Record” means all documents and instruments required to be filed or furnished by the Purchaser under the U.S. Exchange Act and the Securities Act (Ontario) (including under National Instrument 51-102 – Continuous Disclosure Obligations) filed by or on behalf of the Purchaser on the System for Electronic Document Analysis Retrieval (SEDAR), and on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR), prior to the date of this Agreement.

“Purchaser Reimbursement Fee” means a reimbursement payment in an amount equal to the total of all out-of-pocket third party transaction fees and expenses incurred by the Purchaser in connection with the transactions provided for in this Agreement up to a maximum of $1,500,000.

“Purchaser Shares” means the shares of common stock in the capital of the Purchaser.

“Real Property” has the meaning ascribed thereto in Section (23)(b) of Schedule “C”.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case, necessary to proceed with the Transaction and includes the Required Regulatory Approvals. For greater certainty, all notifications, filings and approvals required from or required to be provided to Health Canada in connection with the consummation of the transactions contemplated herein all constitute Regulatory Approval.

“Regulatory Authority” means the Governmental Entity authorized under applicable Laws to protect and promote public health through regulation and supervision of drugs, cosmetics and medical products and having jurisdiction over the Company, its Subsidiaries or their activities, including, without limitation, Health Canada, the U.S. Food and Drug Administration, and similar regulatory agencies.

“Representatives”, with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.

“Required Regulatory Approvals” means the Regulatory Approvals, consents, approvals and notices listed on Schedule “E”.

“Saleable” means, Inventories that (i) have at least 90 days remaining before their expiration date and can be reasonably delivered and sold within the applicable expiration of the code dates and (ii) have been stored and transported in accordance with standard industry practices and in compliance, in all material respects, with applicable Laws, (iii) and can be sold without discount to the sale price for such Inventories or credit (or similar other accommodation) granted or offered to the applicable customer.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Company and/or its Subsidiaries, including, without limitation, the SEC and the securities regulatory authorities in any applicable states of the United States.

“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws.

“Stock Exchange Approvals” means necessary approvals for the listing on the Nasdaq and the TSX of (i) the Consideration Shares; and (ii) the Purchaser Shares issuable upon exercise or vesting of the Company Awards and Company Warrants.

“Subsequent Financial Statements” has the meaning ascribed thereto in Section 4.1(16).

“Subsequent Tax Returns” has the meaning ascribed thereto in Section 4.1(16).

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.3(1)(c).

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, however, that, for the purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be changed to “100%”) made by a Person or group of Persons acting jointly (other than the Purchaser and its Affiliates) and which or in respect of which:

(a)	the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel:

(i)

would, taking into account all of the terms and conditions of such Acquisition Proposal (including all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making such Acquisition Proposal), and if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders from a financial point of view than the Arrangement; and

(ii)

is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal; and

(b)

is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal at the time and on the basis set out therein;

(c)	is not subject to any due diligence condition or due diligence termination right in favour of the acquiror; and

(d)	complies with applicable Securities Laws and does not result in a breach of Article 5.

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise).

“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all taxes, duties, excises, assessments, imposts, and levies imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all government employment/unemployment insurance premiums, government health insurance premiums and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; and (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity in connection with any Tax, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.

“Terminating Party” has the meaning ascribed thereto in Section 4.12(3).

“Termination Notice” has the meaning ascribed thereto in Section 4.12(3).

“Trade Secret” means (i) confidential know-how, methods, business and technical information, data, data compilations and collections, processes, plans, discoveries, improvements, technology, tools, techniques, or other confidential and proprietary information, and all rights therein, and (ii) all trade secrets within the meaning of applicable Law.

“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the Company Shares by the Purchaser, and completion of the other transactions contemplated by the Plan of Arrangement.

“Transaction Costs” has the meaning ascribed thereto in Section 6.2(8).

“Transaction Litigation” has the meaning ascribed thereto in Section 4.11.

“Transaction Personal Information” means Personal Information in the possession, custody or control of the Company on the Effective Date, including Personal Information that is (i) disclosed to the Purchaser prior to the Effective Time by the Company or otherwise, or (b) collected by the Purchaser prior to the Effective Time from the Company or otherwise, in either case in connection with the transactions contemplated by the Agreement.

“Truss JV” means Truss Limited Partnership, a limited partnership formed under the laws of Ontario.

“TSX” means the Toronto Stock Exchange and any successor thereto.

“TSXV” means the TSX Venture Exchange and any successor thereto.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means accounting principles generally accepted in the United States, as applicable at the relevant time.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other state securities Laws and the rules and regulations promulgated thereunder.

“Valuator” means Haywood Securities Inc.

“Waiver and Amendment Agreement” means the letter agreement dated the date hereof between the Company and the Purchaser, a copy of which is attached as Schedule “F” hereto.

“Wilful Breach” means a material breach of this Agreement that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

“Zenabis Incentive Plan” means the Zenabis omnibus incentive plan, as approved by the shareholders of Zenabis on June 25, 2019 and any amendments thereto and restatements thereof.

“Zenabis Replacement Options” means the stock options issued by the Company in replacement of certain stock options which had been issued by Zenabis pursuant to the Zenabis Incentive Plan, in connection with the Company’s acquisition of Zenabis, exercisable for Company Shares.

“Zenabis Replacement Warrants” means, collectively, (i) the outstanding certificated warrants to purchase common shares of Zenabis, as exchanged for warrants to purchase common shares of the Company pursuant to the warrant exchange agreement made as of October 31, 2022 between Zenabis Ltd. and the Company; and (ii) the warrants to purchase Company Shares issued pursuant to the Zenabis Supplemental Warrant Indentures.

“Zenabis Supplemental Warrant Indentures” means, collectively, (i) the second supplemental indenture dated October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture date June 25, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada, and (ii) the second supplemental warrant indenture dated as of October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture date September 23, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada.

“Zenabis” means Zenabis Ltd. (formerly Zenabis Global Inc.).

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars unless otherwise indicated.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)

Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar day”; (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section or Subsection of or Schedule to this Agreement.

(5)

Definition of “made available”. The term “made available” means copies of the subject materials (i) were included in the Company Public Disclosure Record or (ii) have been electronically delivered by e-mail to the Purchaser for review.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it means the actual knowledge, after due inquiry regarding the relevant matter, of Charlie Bowman, Julius Ivancsits and Joelle Maurais. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it means the actual knowledge, after due inquiry regarding the relevant matter, of Irwin Simon, Carl Merton and Mitchell Gendel, in each case without personal liability.

(7)

Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement unless specifically defined in the Company Disclosure Letter.

(8)	Accounting Terms.

(a)

All accounting terms used in respect of the Company are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made will be made in a manner consistent with IFRS.

(b)

All accounting terms used in respect of the Purchaser are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of the Purchaser required to be made will be made in a manner consistent with U.S. GAAP.

(9)

Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

(11)	Time References. References to time are to local time, Toronto, Ontario.

(12)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company or the Purchaser, each such provision will be construed as a covenant by the Company or the Purchaser, as applicable, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(13)

Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

(14)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

(15)

Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Parties agree that the Arrangement shall be implemented in accordance with, and subject to the terms and conditions of, this Agreement, the Plan of Arrangement, the Interim Order and the Final Order. The Arrangement shall become effective in accordance with the Plan of Arrangement at the times specified in the Plan of Arrangement. From and after the Effective Time, the Parties shall each effect and carry out the steps, actions or transactions to be carried out by them pursuant to the Plan of Arrangement with the result that, among other things, the Purchaser shall become the holder of all outstanding Company Shares.

Section 2.2 Interim Order

(1)

As soon as reasonably practicable after the date hereof but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3(1), the Company covenants that it will, in a manner acceptable to the Purchaser, acting reasonably, in accordance with the provisions of the OBCA, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Purchaser, acting reasonably, which must provide, among other things:

(i)

for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided, such notices to include, inter alia, that such Persons have a right to appear at the hearing before the Court at which the fairness of the Arrangement is to be adjudged;

(ii)	confirmation of the record date for the Company Shareholders entitled to receive notice of and to vote at the Meeting;

(iii)

a request that the record date for the Company Shareholders entitled to receive notice of and to vote at the Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Meeting;

(iv)

that the requisite approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders, present in Person or represented by proxy and entitled to vote at the Meeting voting together as a single class; and (ii) a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders, present in Person or represented by proxy and entitled to vote at the Meeting excluding the votes attached to Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, including, for greater certainty, the Purchaser and its Affiliates;

(v)	for the grant of Dissent Rights as set forth in the Plan of Arrangement;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Meeting may be adjourned or postponed from time to time by the Company, subject to the terms of this Agreement, without the need for additional approval of the Court;

(viii)	that the Meeting may be held in-person or be a virtual meeting or hybrid meeting whereby Company Shareholders may join virtually;

(ix)

that in all other respects, the terms, conditions and restrictions of the Company’s Organizational Documents, including quorum requirements and other matters shall apply with respect to the Meeting; and

(x)	for such other matters as the Parties, each acting reasonably, may reasonably require.

(2)

In seeking the Interim Order, the Company shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Consideration Shares to be issued pursuant to the Arrangement based upon and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to the Company Shareholders to whom such securities will be issued by the Purchaser pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

Section 2.3 The Meeting

(1)	Subject to the terms of this Agreement, the Company covenants that it will:

(a)

convene and conduct the Meeting in accordance with the Interim Order, the Company’s Organizational Documents and applicable Law, including the policies of the TSX and the Nasdaq, as promptly as reasonably practicable after the date hereof (and in any event not later than June 22, 2023) and, in this regard, the Company may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably; set the record date for the Company Shareholders entitled to vote at the Meeting as promptly as reasonably practicable after the date hereof in accordance with the Interim Order, the Company’s Organizational Documents and applicable Laws; and, subject to Section 4.12(3) not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser except as required for quorum purposes (in which case the Meeting will be adjourned and not cancelled) or by Law;

(b)

use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated herein, including, if desirable to the Company, using proxy solicitation services firms selected by the Company and acceptable to the Purchaser, or if so requested by the Purchaser (and if so requested, the Purchaser shall pay up to $200,000 of the reasonable fees and out-of-pocket expenses of the proxy solicitation services firm), acting reasonably, using proxy solicitation services firms selected by the Purchaser and approved by the Company, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)

to permit the Purchaser to assist with, and to consult with the Purchaser in regard to, proxy solicitation and to provide the Purchaser with copies of or access to information regarding the Meeting generated by any proxy solicitation services firm engaged by the Company, as requested from time to time by the Purchaser, acting reasonably;

(d)	consult with the Purchaser in fixing the date of the Meeting and the record date of the Meeting;

(e)

advise the Purchaser, at such times as the Purchaser may reasonably request, and at least once daily for the ten (10) Business Days immediately preceding the Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f)	give notice to the Purchaser of the Meeting and allow representatives of the Purchaser and legal counsel to attend the Meeting;

(g)

reasonably promptly, and in any event within one (1) Business Day, advise the Purchaser of any purported exercise or withdrawal of Dissent Rights by the Company Shareholders, and the Company shall not settle or compromise or agree to settle or compromise any such claims for Dissent Rights without the prior written consent of the Purchaser; and

(h)

not change the record date for the Company Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the terms of the Interim Order (as amended or varied) or with the Purchaser’s consent.

Section 2.4 The Company Circular

(1)

The Company will, so as to permit the Meeting to be held as promptly as practicable after the date hereof: (i) subject to the Purchaser’s compliance with Section 2.4(4), promptly prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Meeting and the Arrangement; (ii) cause the Company Circular and such other documents to be filed or furnished with the Securities Authorities, the TSX and Nasdaq as required by Law and the rules of the TSX and Nasdaq, respectively, to be disseminated to each Company Shareholder and other Person as required by the Interim Order and Law so as to permit the Meeting to be held by the date specified in Section 2.3(1)(a); (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the Company Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser has had a reasonable opportunity to review and comment thereon) if any event will occur which requires such action at any time prior to the Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Meeting and the Arrangement.

(2)

The Company will ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to (a) any information furnished by the Purchaser relating to the Purchaser, its Affiliates and their respective Representatives for inclusion in the Company Circular; (b) documents in the Purchaser Public Disclosure Record included in or incorporated by reference into the Circular; and information related to the Purchaser or derived from the materials described in clauses (a) and (b) above, if approved in writing by the Purchaser or its legal counsel (collectively, the “Purchaser Information”)) and provides the Company Shareholders with sufficient information concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company Circular must include (i) a statement that the Board (with with Roger Savell, Denise Faltischek and Mark Attanasio abstaining), has unanimously, after receiving legal and financial advice, the Formal Valuation and the Fairness Opinion, and upon the recommendation of the Company Special Committee, determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders and unanimously recommends that Company Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (ii) the full text of (A) the Fairness Opinion and a summary thereof, and (B) the Formal Valuation and a summary thereof.

(3)

The Company will provide the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents prior to filing the Company Circular with applicable Securities Authorities or Governmental Entities and mailing the Company Circular to Company Shareholders, and will incorporate therein all reasonable comments made by the Purchaser and its legal counsel. Any Purchaser Information or information describing the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Company Shareholders.

(4)

The Purchaser will promptly provide to the Company in writing all Purchaser Information reasonably requested by the Company and required by Law to be included by the Company in the Company Circular or other related documents, and will ensure that such information does not contain any Misrepresentation. The Company and the Purchaser shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(5)

The Company and the Purchaser will promptly notify each other if any of them becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and the Company will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Company shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to the OBCA on terms satisfactory to the Parties, each acting reasonably.

Section 2.6 Court Proceedings

(1)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and, provided the Arrangement Resolution is approved, the Final Order;

(b)

provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments. The Company will accept the comments of the Purchaser and its legal counsel with respect to any Purchaser Information included in such materials;

(c)

provide legal counsel to the Purchaser, on a timely basis, with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that nothing herein shall require the Purchaser to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in this Agreement, or that reduces or decreases the Purchaser’s rights set forth in this Agreement;

(f)

oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(g)

not object to legal counsel to the Purchaser making such submissions on the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent with this Agreement and the Plan of Arrangement, and provided further that the Company and its legal counsel are advised of the nature of any such submissions prior to the hearing.

In connection with all court proceedings relating to obtaining the Interim Order or Final Order, the Purchaser will cooperate with and assist the Company, including by providing the Company on a timely basis with any information reasonably required to be supplied by the Purchaser.

Section 2.7 Treatment of Convertible Securities

Subject to Section 2.13, and all other terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:

(1)

all outstanding Company Options at the Effective Time, whether vested or unvested, shall, in accordance with the Company Omnibus Plan and Previous Company Stock Option Plan, as applicable, and at the time specified in the Plan of Arrangement, cease to represent a right to acquire Company Shares and instead represent a right to receive Purchaser Shares and shall continue to be governed by the Company Omnibus Plan or Previous Company Stock Option Plan, as applicable, on the same terms and conditions as were applicable to such Company Options immediately prior to the Effective Time;

(2)

all Company DSUs outstanding immediately prior to the Effective Time, shall at the time specified in the Plan of Arrangement, be assigned and transferred by the holder thereof to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of DSUs credited to such holder multiplied by the Payout Value, and thereafter each such Company DSU shall immediately be cancelled and terminated;

(3)

all Company RSUs outstanding immediately prior to the Effective Time, whether vested or unvested, shall at the time specified in the Plan of Arrangement, be assigned and transferred by the holder thereof to the Company (free and clear of all liens) in exchange for a cash payment equal to the number of RSUs credited to such holder multiplied by the Payout Value, and thereafter each such Company RSU shall immediately be cancelled and terminated;

(4)

all outstanding Zenabis Replacement Options at the Effective Time, whether vested or unvested, shall at the time specified in the Plan of Arrangement, cease to represent a right to receive Company Shares and instead represent a right to receive Purchaser Shares, and shall continue to be governed by the Zenabis Incentive Plan on the same terms and conditions as were applicable to such Zenabis Replacement Options immediately prior to the Effective Time; and

(5)

each outstanding Company Warrant at the Effective Time, shall at the time specified in the Plan of Arrangement, cease to represent a warrant or other right to acquire Company Shares and shall, in accordance with its terms, instead represent a right to receive Purchaser Shares upon exercise thereof, all in accordance with and subject to the provisions of the Plan of Arrangement. The Parties agree that, in respect of any Company Awards the tax treatment of which is subject to section 7 of the Tax Act, it is intended that subsection 7(1.4) of the Tax Act apply to any exchange contemplated hereunder or under the Plan of Arrangement.

Section 2.8 Articles of Arrangement and Effective Date

(1)

Subject to obtaining the Final Order, the Company shall send the Articles of Arrangement to the Director within three (3) Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), unless another time or date is agreed to in writing by the Parties; provided that the Company shall not be required to send the Articles of Arrangement to the Director unless the Company has received written confirmation, in a form satisfactory to it, acting reasonably, from the Purchaser’s transfer agent and the Depositary that each of them has received the irrevocable treasury direction referred to in Section 2.9. No Articles of Arrangement shall be sent to the Director for endorsement and filing by the Director, except as contemplated hereby or with the Purchaser’s prior written consent.

(2)

The closing of the Arrangement (the “Closing”) will occur electronically at the Effective Time, or in such other manner or at such other location, as may be agreed upon between the Parties. From and after the Effective Time, the Plan of Arrangement will have the effects provided by applicable Law, including the OBCA. The Parties agree that all requisite closing documents may be exchanged electronically at the Closing, and that documents so exchanged shall be binding for all purposes. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.9 Payment of Consideration

Prior to or concurrent with the Closing, the Purchaser will deliver or cause to be delivered, in escrow, to its transfer agent (with a copy to the Depositary), a treasury direction (the terms and conditions of such escrow to be satisfactory to the Purchaser and the Company, acting reasonably), irrevocably instructing the Purchaser’s transfer agent to issue sufficient Consideration Shares to pay the aggregate Consideration to be paid and delivered as provided in the Plan of Arrangement (other than to the Purchaser and any Dissenting Shareholders).

Section 2.10 Adjustment of Consideration

Notwithstanding any restriction or any other matter in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any split, consolidation or stock dividend of the issued and outstanding Purchaser Shares or similar event, then the Consideration to be paid per Company Share shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share.

Section 2.11 Tax Election

The Company will file an election with Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act as soon as practicable following satisfaction of the prescribed conditions for making such an election.

Section 2.12 Withholding Taxes

The Company, the Purchaser or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Dissenting Shareholders) such Taxes as the Company, the Purchaser or the Depositary, as applicable, determines, acting reasonably and in good faith, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Tax Laws. To the extent that such Taxes are so deducted or withheld and properly remitted to the appropriate Governmental Entity in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Each of the Company, the Purchaser or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Purchaser or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity in accordance with applicable Law and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

Section 2.13 Intended Tax Treatment

The Purchaser and the Company intend, and undertake and agree to use all commercially reasonable efforts to cause, for U.S. federal income tax purposes, (a) the Arrangement to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement, together with the Plan of Arrangement, to constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g) (the “Intended Tax Treatment”). The Purchaser and the Company shall prepare and file all Tax Returns consistent with the Intended Tax Treatment for U.S. federal and applicable state income Tax purposes.

Section 2.14 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a) pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and exchange of all Consideration Shares pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(b) the Court will be requested to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Securityholders;

(c) the Company will ensure that each Company Shareholder and any other Person entitled to receive Consideration Shares, as applicable, pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d) all Persons entitled to receive Consideration Shares pursuant to the Arrangement will be advised that such Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser);

(e) the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair to all Persons entitled to receive Consideration Shares, pursuant to the Arrangement;

(f) the Interim Order approving the Meeting will specify that each Person entitled to receive Consideration Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(g) each holder of Company Shares will be advised that with respect to Consideration Shares issued to Persons who are at the Effective Time, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under U.S. securities Laws, including Rule 144 under the U.S. Securities Act;

(h) the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(i) the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance and exchange of securities of the Purchaser pursuant to the Plan of Arrangement.”

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Purchaser by the Company concurrently with this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), the Company hereby represents and warrants to the Purchaser as set forth in Schedule “C” hereto and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Company contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser

(1)

The Purchaser hereby represents and warrants to the Company as set forth in Schedule “D” hereto and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Purchaser contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company

The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable Law), or as is otherwise expressly permitted or specifically contemplated by this Agreement, the Plan of Arrangement or the Waiver and Amendment Agreement, or as is otherwise required by applicable Law:

(1)

the respective businesses of the Company and its Subsidiaries will be conducted, their respective facilities will be maintained, and the Company and its Subsidiaries will continue to operate their respective businesses, only in the Ordinary Course;

(2)

the Company and its Subsidiaries will comply with the terms of all Company Material Contracts (including, for greater certainty, the Advisory Services Agreement) and the Company will use commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries’ respective business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its and its Subsidiaries’ respective officers and employees as a group;

(3)	the Company will perform its obligations under, and comply with all the terms of, the Waiver and Amendment Agreement;

(4)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(a)	alter or amend its articles, charter, by-laws or other Organizational Documents;

(b)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Company Shares;

(c)	split, divide, consolidate, combine or reclassify any Company Shares or any other securities of the Company;

(d)

issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Company Shares or other securities of the Company or its Subsidiaries (including, for greater certainty, Company Awards, Company Warrants or any equity-based awards), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of the Company or its Subsidiaries, other than the issuance of (i) the Company Options to be issued pursuant to the Additional Company Options Issuances and the Company DSUs to be issued pursuant to the Additional Company DSU Grant; (ii) Company Shares issuable pursuant to the exercise, redemption or settlement of Company Awards or Company Warrants outstanding as of the date hereof or the Company Options issued pursuant to the Additional Company Options Issuances; (iii) Company Shares issuable upon conversion of the Company Senior Secured Note, or (iv) any subordinated debt or other equity securities by way of a private placement or a prospectus-exempt offering to the extent then available to the Company provided such offering (A) does not exceed $20,000,000, (B) does not require approval of the Company Shareholders under the rules and policies of the TSX and Nasdaq, and (C) is on terms acceptable to each of the boards of directors of the Company and the Purchaser, in their respective sole and absolute discretion (an “Interim Period Financing”);

(e)

redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities unless otherwise required by the terms of such securities;

(f)	amend the terms of any securities of the Company or its Subsidiaries;

(g)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(h)	reorganize, amalgamate or merge with any other Person;

(i)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under IFRS or to convert its accounting standards to U.S. GAAP, as required under the Company Senior Secured Note;

(j)	make any material change to its general practices and policies relating to the payment of accounts payable or the collection of accounts receivable;

(k)	reduce the stated capital of any class or series of the Company Shares;

(l)

other than as provided for in the Company Warrant Indentures or as contemplated in Section (4.5) of the Company Disclosure Letter, take any action to accelerate the vesting of any Company Awards or Company Warrants, or other securities convertible into or exchangeable or exercisable for Company Shares, or to modify the exercise price of any Company Awards or Company Warrants or other securities convertible into or exchangeable or exercisable for Company Shares, or otherwise modify the Company Omnibus Plan, the Previous Company Stock Option Plan, the Zenabis Incentive Plan or any award agreements issuing Company Awards or Company Warrants or other securities convertible into or exchangeable or exercisable for Company Shares, thereunder;

(m)

except for the sale of inventory in the Ordinary Course, sell, pledge, lease, licence, dispose of or encumber any assets or properties (including the shares or other equity securities) of the Company or of any of its Subsidiaries, including pursuant to any sale-leaseback or similar transaction;

(n)

(A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other Person, or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

(o)

except as permitted by Section 4.1(4)(d) above, incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or, issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances to any other Persons, except to employees pursuant to policies to reimburse expenses in advance or pursuant to or in respect of existing credit facilities or debt instruments or the maintenance or extension thereof (or the agreements, indentures or guarantees governing or relating to such facilities or instruments, or the maintenance or extension thereof);

(p)	make any payments in respect of any indebtedness of the Company (including any premiums or penalties thereon or fees in respect thereof) in advance of when such amounts are due;

(q)

pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Action;

(r)	settle or compromise any Action brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(s)

enter into any material new line of business, enterprise or other activity that is inconsistent with the existing businesses of the Company and its Subsidiaries in the manner such existing businesses generally have been carried on;

(t)

expend or commit to expend any amounts with respect to capital expenses, where such expenditure or commitment exceeds $100,000, unless such capital expense is required to ensure the continuity of the business of the Company as presently conducted, in which case, the Purchaser’s consent to the Company making or committing to make such capital expense above $100,000 shall not be unreasonably withheld;

(u)

terminate, fail to renew, fail to pursue an application for, apply or re-apply for, cancel, waive, release, grant or transfer any rights of material value or modify or change any existing material Permit or Material Contract except as required by its terms;

(v)

enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify or amend any right to renew any lease or sublease of real property or acquire any interest in real property;

(w)

enter into or agree to enter into any new Company Material Contracts (other than the renewal of an expiring Company Material Contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof);

(x)	enter into any Contract with any “related party” (as such term is defined in MI 61-101);

(y)	incur any expenses where such expenditure exceeds $1,000,000 individually or in the aggregate, other than and excluding the Transaction Costs;

(z)

notwithstanding any requirement to operate in the Ordinary Course, provide its consent to or approve any action that would result in (x) any material payments or expenditures being made by the Truss JV or (y) the entry by the Truss JV into any new material Contracts;

(aa)

breach any provision of the Company Senior Secured Note or the Advisory Services Agreement, including the Minimum Liquidity Covenant (without taking into account any applicable cure periods for such covenant in the Company Senior Secured Note) or breach any payment obligation of the Company under the Company Senior Secured Note or the Advisory Services Agreement, in each case taking into account the Waiver and Amendment Agreement including the cure period contemplated thereunder; and

(bb)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(5)

without the consent of the Purchaser, which determination on whether to provide consent will not be unreasonably delayed, neither the Company nor any of its Subsidiaries will, except in the Ordinary Course or pursuant to any existing Contracts or employment, pension, supplemental pension, termination, retention or compensation arrangements or policies or plans in effect on the date hereof, except as is necessary to comply with applicable Laws:

(a)

enter into or materially modify any employment, severance, separation, change-in-control, retention, collective bargaining or similar agreements or arrangements with, or take any action with respect to or grant any salary increases, bonuses, benefits, retention, severance or termination pay to, any Company Employees or any consultants or independent contractors of the Company or any of its Subsidiaries;

(b)	terminate the employment of any Company Employees other than for cause;

(c)

except for the Additional Company Options Issuances or Additional Company DSU Grant, adopt or amend or make any contribution to or any award under any Company Plan or other bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or any of its Subsidiaries; or

(d)

except as disclosed in Section (4.5) of the Company Disclosure Letter, take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any Company Plan;

(6)

without the consent of the Purchaser, which determination on whether to provide consent will not be unreasonably delayed, neither the Company nor any of its Subsidiaries will, make any determinations prior to the Effective Time in respect of discretionary or other bonus entitlements for employees, contractors, directors or officers or otherwise provide any other bonus, retention, change of control or similar awards or entitlements for any employee, contractor, director or officer other than those in existence on the date hereof and disclosed in the Company Disclosure Letter;

(7)

except for the Additional Company Options Issuances or Additional Company DSU Grant, the Company will not grant to any officer or director of the Company any equity based awards pursuant to any Company Plan or otherwise;

(8)

the Company will not, and will not permit any of its Subsidiaries to, make any loan to any officer or director of the Company or any of its Subsidiaries, except for the advance of expenses consistent with past practice;

(9)

the Company will, and will cause each of its Subsidiaries to, maintain all Cannabis Licenses and other Permits held by the Company and its Subsidiaries in good standing, and shall take all commercially reasonable actions necessary to ensure that the Purchaser receives the benefit therefrom after Closing;

(10)

the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided, however, that, except as contemplated by Section 4.10, none of the Company or any of its Subsidiaries will obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;

(11)	the Company will promptly provide written notice to the Purchaser of the resignation of any of its senior management employees;

(12)	the Company will, and will cause each of its Subsidiaries to:

(a)

duly and timely file all Tax Returns required to be filed by it on or after the date hereof which are due (taking into account extensions of time to file) on or before the Effective Date and all such Tax Returns will be true, complete and correct in all material respects;

(b)

timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, unless such Taxes are disputed in good faith and the Company has taken reserves therefor in accordance with IFRS; and

(c)

not change in any material respect any of its methods of reporting income or deductions or accounting for income Tax purposes from those employed in the preparation of their most recently filed Tax Returns and financial statements except as may be required by applicable Laws;

(d)

not make (other than consistent with past practice), change, revoke or rescind any material election relating to Taxes or make any material amendment with respect to any Tax Return except as may be required by applicable Laws;

(e)	not surrender any right to claim a refund with respect to a material amount of Taxes, offset or other reduction in Tax liability;

(f)	not consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or reassessment (other than as a result of an extension to file any Tax Return);

(g)	not settle, compromise or agree to the entry of judgment with respect to any Action relating to a material amount of Taxes;

(h)

not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than customary commercial contracts entered into in the Ordinary Course and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)); and

(i)

use all commercially reasonable efforts to cause the Arrangement to constitute a reorganization under Section 368(a) of the Code and not take any action or fail to take any action required hereby that would reasonably be expected to prevent or impede the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(13)	the Company will not, and will not permit any of its Subsidiaries to, enter into or renew any Contract, containing:

(a)

any limitation or restriction on the ability of the Company or any of its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its Affiliates, to engage in any type of activity or business;

(b)

any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or any of its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its Affiliates, is or would be conducted; or

(c)

any limitation or restriction on the ability of the Company or any of its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its Affiliates, to solicit customers or employees;

(14)

the Company will not, and will not permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(15)

the Company will not release any Company Shareholders from any share transfer restrictions, lock-up or similar trading, transfer or restrictions on encumbrances in respect of the Company Shares or any Company Awards or Company Warrants subject to the Lock-Up Agreement;

(16)

no later than the date that is fifteen (15) Business Days following the end of each month, the Company shall deliver to the Purchaser (i) management prepared income statements, (ii) management prepared balance sheets for the prior month, as of the end of the prior month, and (iii) any other financial information relating to the Company and/or its Subsidiaries as may reasonably be requested by the Purchaser, which requested information may include, among other things, statements of cash flows for the prior month; and

(17)

the Company shall deliver to the Purchaser (i) all interim and annual financial statements required under Securities Laws for any periods following the date of the Company Annual Financial Statements (the “Subsequent Financial Statements”), and (ii) all income Tax Returns filed by the Company and any of its Subsidiaries between the date hereof and the Effective Time (the “Subsequent Tax Returns”). The Subsequent Financial Statements and the Subsequent Tax Returns shall be delivered to the Purchaser promptly after such Subsequent Financial Statements and Subsequent Tax Returns are first filed with the applicable Governmental Entity. The Subsequent Financial Statements and the Subsequent Tax Returns shall be prepared in a manner, and shall contain such information, such that the representations and warranties of the Company set forth in Section (11)(a) and Section (27)(a)(i) of Schedule “C” will be true and correct as of the Effective Time, substituting references to “Company Financial Statements,” with “Subsequent Financial Statements,” as applicable, and references to “Tax Returns” for “Subsequent Tax Returns”.

The Parties acknowledge and agree that (i) nothing contained herein shall give the Purchaser the right to control, directly or indirectly, the operations or the business of the Company or any of its Subsidiaries at any time prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries business and operations, and (iii) notwithstanding anything to the contrary set forth herein, no consent of the Purchaser will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law or any other applicable Law.

Section 4.2 Conduct of the Business of the Purchaser

The Purchaser covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Company otherwise consents in writing (to the extent that such consent is permitted by applicable Law), or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement or as is otherwise required by applicable Law:

(1)

the business of the Purchaser will be conducted, and the Purchaser will continue to operate its business substantially in the Ordinary Course, provided that, for greater certainty, this should in no way preclude the Purchaser from taking any action in respect of any financing transaction (debt, equity or otherwise) or any other transaction approved by its board of directors;

(2)

the Purchaser will use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its respective officers and employees as a group, in all material respects; and

(3)	the Purchaser will not, directly or indirectly, without the consent of the Company (such consent not to be unreasonably withheld or delayed):

(a)	alter or amend its articles, charter, by-laws or other Organizational Documents or the terms of the Purchaser Shares;

(b)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Purchaser;

(c)

make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under U.S. GAAP;

(d)	reduce the stated capital of any class or series of the Purchaser Shares; or

(e)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing.

The Parties acknowledge and agree that (i) nothing contained herein shall give the Company the right to control, directly or indirectly, the operations or the business of the Purchaser at any time prior to the Effective Time, (ii) prior to the Effective Time, the Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ business and operations, and (iii) notwithstanding anything to the contrary set forth herein, no consent of the Company will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law or any other applicable Law.

Section 4.3 Covenants Regarding the Arrangement

(1)

Subject to the provisions of this Agreement, the Purchaser shall, and the Company shall and shall cause its Subsidiaries, to the extent applicable, to, perform all obligations required to be performed by such Party or, in the case of the Company, any of its Subsidiaries, under this Agreement, cooperate with the other Party in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, each Party shall and, in the case of the Company, shall cause each of its Subsidiaries to:

(a)

satisfy, or cause the satisfaction of, all conditions precedent set forth in Section 6.1, Section 6.2 and Section 6.3, as applicable, in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	use commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement;

(c)

use commercially reasonable efforts to, on prior written approval of the other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)

continue to maintain its status as a “reporting issuer” (or similar designated entity) not in default under Canadian Securities Laws in force in all provinces and territories of Canada and maintain its status as an issuer required to file reports under the U.S. Exchange Act;

(e)	comply with any TSX and Nasdaq requirements, including with respect to this Agreement and the Arrangement; and

(f)

not take any action, or refrain from taking any reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	Without limiting the generality of Section 4.3(1), the Company will and, where appropriate, will cause its Subsidiaries to:

(a)	promptly advise the Purchaser in writing of any event, change or development that has resulted in, or that to the Company’s knowledge would have, a Material Adverse Effect in respect of the Company;

(b)

promptly advise the Purchaser in writing of any Action commenced or, to the Company’s knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or its or their respective assets;

(c)

use reasonable efforts to obtain all other third Person consents, waivers, Permits, including Cannabis Licenses, exemptions, orders, approvals, agreements, amendments and modifications to Contracts that are necessary to permit or otherwise required in connection with the consummation of the Transaction; and

(d)

give the Purchaser prompt notice of (i) any written notice of any Dissent Rights exercised or purported to have been exercised by any Company Shareholder received by the Company in relation to the Meeting and Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and (ii) any claim or other Action commenced (or, to the Company’s knowledge, threatened) by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated hereby. Other than as required by applicable Law, the Company shall not make any payment or settlement offer, or agree to any settlement, prior to the Effective Time with respect to any such dissent, notice or instrument or claim or other Action unless the Purchaser, acting reasonably, shall have given its written consent to such payment, settlement offer or agreement, as applicable.

(3)	Without limiting the generality of Section 4.3(1), the Purchaser will:

(a)	promptly advise the Company in writing of any event, change or development that has resulted in, or that to the Purchaser’s knowledge would have, a Material Adverse Effect in respect of the Purchaser;

(b)	obtain and maintain the Stock Exchange Approvals; and

(c)

at or prior to the Effective Time, authorize, allot and reserve for issuance a sufficient number of Purchaser Shares to meet its obligation to (i) issue Consideration Shares under the Plan of Arrangement; and (ii) issue Purchaser Shares upon exercise of the Company Warrants and the vesting of the Company Awards, all in accordance with the terms of the Plan of Arrangement.

(4)

The Parties agree that the Company shall elect (in its Tax Return filed for the taxation year immediately prior to the change of control of the Company on the Effective Date) under Section 256(9) of the Tax Act, in the manner and within the time presented by the Tax Act, for the Company’s taxation year-end to be deemed to occur immediately before the Purchaser’s acquisition of the Company Shares pursuant to the Plan of Arrangement.

Section 4.4 Regulatory Approvals

(1)

Concurrently with the execution of this Agreement or as soon as reasonably practicable thereafter, the Parties will make such applications and submissions as may be required in order to obtain and maintain the Required Regulatory Approvals and such other Regulatory Approvals reasonably deemed by any of the Parties, acting reasonably, to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under Laws in connection with the Arrangement and this Agreement.

(2)	With respect to the Competition Act Approval:

(a)

the Purchaser shall as soon as reasonably practicable following the date of this Agreement, request confirmation from the Commissioner regarding whether the requirement to notify the proposed transactions that are contemplated by this Agreement under Part IX of the Competition Act has been waived by the Commissioner pursuant to section 113(c) of the Competition Act pursuant to a no action letter issued by the Commissioner dated July 4, 2022 (the “Existing Competition Act Approval”); and

(b)

if the Commissioner confirms in writing that the Existing Competition Act Approval waives the requirement to notify the proposed transactions that are contemplated by this Agreement under Part IX of the Competition Act, the Parties shall accept such determination and the Competition Act Approval shall be deemed to have been obtained provided the Effective Date occurs prior to the date that is 12 months following the date of the Existing Competition Act Approval.

(3)

The Parties will cooperate in good faith with one another in connection with obtaining the Regulatory Approvals (including the Required Regulatory Approvals) including, among other things, by providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required in connection with obtaining the Regulatory Approvals (including the Required Regulatory Approvals) and use their reasonable commercial efforts to ensure that such information does not contain a Misrepresentation; provided however, that nothing in this provision will require a Party to provide information that is not in its possession or not otherwise reasonably available to it. For greater certainty, each Party hereby agrees that from the date hereof until the earlier of: (i) the Effective Time; and (ii) this Agreement having been terminated in accordance with its terms, it will use its commercially reasonable efforts (but subject to the proviso in subsection (2)) to obtain the Regulatory Approvals (including the Required Regulatory Approvals) as soon as reasonably practicable.

(4)

The Parties will: (i) cooperate in good faith with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals (including the Required Regulatory Approvals) and will promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement; (ii) respond in good faith, as soon as reasonably practicable, to any requests for information or documents from a Governmental Entity in connection with obtaining the Required Regulatory Approvals; and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(5)

Each Party will promptly notify the other Party if it becomes aware that any: (i) application, filing, document or other submission for the Required Regulatory Approvals contains a Misrepresentation; or (ii) any Required Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(6)

The Parties will request that the Required Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis where possible and, to the extent that a public hearing is held, the Parties will request the earliest possible hearing date for the consideration of the Required Regulatory Approvals and provide reasonable cooperation to prepare for and participate in such hearing(s).

(7)

If any objections are asserted with respect to the Transaction contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity or other Person challenging or which could lead to a challenge of any of the Transaction contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Required Regulatory Approvals, the Parties will use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(8)

Notwithstanding the foregoing in this Section 4.4 (other than the proviso in subsection (2)), the Parties will use their commercially reasonable efforts to obtain and maintain the Required Regulatory Approvals and will make or agree to any undertaking, agreement, or action required to obtain and maintain such Required Regulatory Approvals; provided however, that neither Party will make or agree to any undertaking, agreement or action without the consent of the other Party (in such Party’s reasonable discretion).

(9)

Each Party will be responsible for and will pay or cause to be paid by the applicable Subsidiary any and all filing fees and applicable Taxes payable to a Governmental Entity by such Party or its Subsidiaries in connection with any application, notification or filing in respect of any of the Regulatory Approvals to be obtained by such Party or any one of its Subsidiaries.

Section 4.5 Company Covenant Regarding Incentive Securities

(1)

Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as disclosed in Section 4.5 of the Company Disclosure Letter, the Board will not accelerate the vesting of the Company Awards and will otherwise deal with such securities in accordance with their terms and the terms of the Omnibus Plan, Previous Stock Option Plan and any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements in effect on the date hereof in the context of the Transaction.

Section 4.6 Purchaser Covenants Regarding Convertible and Incentive Securities

(1)

The Purchaser shall, as promptly as practicable following the Effective Date, cause there to be a (i) registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission which registers the issuance of the Purchaser Shares upon exercise or vesting of the Company Awards, and (ii) registration statement on Form S-3, or prospectus supplement to an existing registration statement on Form S-3, filed with the U.S. Securities and Exchange Commission which registers the issuance of the Purchaser Shares upon exercise or vesting of the Company Warrants, in accordance with the terms of the Plan of Arrangement.

Section 4.7 Access to Information; Confidentiality

(1)

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, throughout the period prior to the Effective Time, the Company will (and will cause its Subsidiaries to) as soon as practicable after a request from the Purchaser is received: (a) afford the Purchaser’s officers and other authorized Representatives reasonable access to its directors, senior management, books, Contracts and records; (b) furnish promptly to the Purchaser all information concerning its business, properties and personnel as may reasonably be requested (including, for the avoidance of doubt, continuing access to the Company Data Room); and (c) provide reasonable cooperation to the Purchaser’s officers and other authorized Representatives with respect to day one readiness integration planning (such as payroll, regulatory compliance and financial reporting requirements); provided however, in each case that: (i) access to any people contemplated in this Section 4.7(1) will be provided during the Company’s normal business hours unless the Company agrees otherwise; (ii) the Company’s compliance with any request under this Section 4.7(1) will not unduly interfere with the conduct of the Company’s business; and (iii) the Company need not supply the Purchaser or its representatives with any information which, in the reasonable judgment of the Company, is under a legal obligation not to supply, including, without limitation, pursuant to the provisions of the Antitrust Laws; provided, that, with respect to clause (iii), the Company shall use best efforts to implement alternative disclosure or access arrangements that would not violate such legal obligation. Without limiting the generality of the foregoing, the Company will reasonably cooperate with the Purchaser, acting in good faith, with respect to requests from the Purchaser to access the Company’s properties.

(2)

Neither the Purchaser nor any of its Representatives will contact any Company Employee for the purposes of negotiating a new employment or consulting agreement directly with such Company Employee, or any contractual counterparts of the Company or its Subsidiaries (in their capacity as such), except after consultation with and the approval in writing of the General Counsel of the Company, which approval may be withheld in its sole discretion. Notwithstanding the foregoing, the Purchaser, its Subsidiaries and their Representatives shall not be precluded by this Section 4.7(2) from contacting any Person in the Ordinary Course of business of such Person.

(3)

Investigations made by or on behalf of a Party, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(4)

The Parties acknowledge that the Confidentiality Agreement continues to apply and that any requests for information and any information provided pursuant to Section 4.7(1) will be subject to the terms of the Confidentiality Agreement.

Section 4.8 Stock Exchange Delisting

Prior to the Effective Time, the Company will cooperate with the Purchaser and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Law and rules and policies of the TSX and Nasdaq to enable the delisting by the Company of the Company Shares from the TSX and the Nasdaq, promptly following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement.

Section 4.9 Public and Employee Communications

(1)

The Parties will agree on a communication plan in connection with: (a) the execution of this Agreement; and (b) the completion of the transactions contemplated herein, to the extent any such communications are to take place prior to the Effective Time. The Parties agree to co-operate in the preparation of presentations, if any, to the Company Shareholders regarding the Arrangement. No Party shall issue any news release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent will not be unreasonably withheld, delayed or conditioned), provided, however, that the foregoing shall be subject to each Party’s obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and each Party, in making such disclosure, shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, shall give the other Party a reasonable opportunity to review or comment on the disclosure or filing and shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, give the other Party such notice immediately following the making of such disclosure or filing. Nothing in this Agreement will restrict the Company from responding to inquiries from investors or financial analysts in compliance with Securities Law requirements.

(2)

Except as may be required by Law, prior to making any written or oral communications to any team of Company Employees or any other internal Company-wide or other broad communication with respect to the transactions contemplated herein: (a) the Company will provide the Purchaser with a copy of the intended communication; (b) the Purchaser will have a reasonable period of time to review and comment on the communication; (c) the Company will consider any such comments in good faith; and (d) the Parties will cooperate in providing any such mutually agreeable communication.

Section 4.10 Insurance and Indemnification

(1)

The Parties agree that all rights to indemnification or exculpation now existing in favour of the present and former directors and officers of the Company or of any of its Subsidiaries or who acts as a fiduciary under any Company Plan (each such present or former director or officer of the Company or of any of its Subsidiaries or fiduciary being herein referred to as an “Indemnified

Party” and such Persons collectively being referred to as the “Indemnified Parties”) as provided in the Organizational Documents of the Company or any of its Subsidiaries in effect as of the date of this Agreement or any Contract by which the Company or any of its Subsidiaries is bound and which is in effect as of the date hereof (including provisions relating to the advancement of expenses incurred in the defense of any action or suit), copies of which have been delivered to the Purchaser, will survive the completion of the Plan of Arrangement and continue in full force and effect and without modification for a period of not less than six years from the Effective Time, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time.

(2)

The Purchaser will, or will cause the Company and its Subsidiaries to, maintain in effect for six (6) years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that the Purchaser acknowledges and agrees that prior to the Effective Time, notwithstanding any other provision hereof, the Company may, at its option, purchase prepaid run-off directors’ and officers’ liability insurance on terms substantially similar to the directors’ and officers’ liability policies currently maintained by the Company and its Subsidiaries, but providing coverage for a period of six (6) years from the Effective Date with respect to claims arising from or related to facts or events which occurred on or prior to the Effective Date; provided further, that the premiums for any such policies, including any policy the Purchaser puts in place, shall not exceed 300% of the current premium paid by the Company and its Subsidiaries (it being understood and agreed that in the event such directors’ and officers’ liability insurance cannot be obtained for 300% of such last annual premium or less, in the aggregate, the Purchaser shall only remain obligated to provide the greatest directors’ and officers’ liability insurance coverage as may be obtained for such amount).

(3)

The provisions of this Section 4.10 shall survive the consummation of the Arrangement and are and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, executors, administrators and other legal representatives and such rights will be held by the Company, and any successor to the Company (including any Surviving Corporation), in trust for such Persons and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of each Indemnified Party, his or her heirs, executors, administrators and other legal representatives; provided, however, that no approval of any beneficiary of such trust will be required in connection with an amendment or variation of this Section 4.10 prior to the Effective Time.

(4)

If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or any of its Subsidiaries) assumes all of the obligations set forth in this Section 4.10.

(5)

Nothing in this Agreement is intended to, shall be construed to, or shall release, waive or impair any rights to directors’ and officers’ liability insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of its respective directors, officers or other employees, it being understood and agreed that the indemnification and other rights provided for in this Section 4.10 are not prior to or in substitution for any such claims under such policies.

Section 4.11 Transaction Litigation

The Parties will use their respective commercially reasonable efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation or Order issued by any Governmental Entity against a Party or any of its directors or officers relating to this Agreement or seeking to prevent or otherwise materially delay the consummation of the Transaction; provided however, that in the event that any shareholder litigation or Order issued by any Governmental Entity related to this Agreement or the Arrangement is brought, or, to the knowledge of a Party, threatened in writing, against such Party or any members of the board of directors of such Party after the date hereof and prior to the Effective Time (“Transaction Litigation”): (a) the Party will promptly notify the other Party of any such Transaction Litigation and will keep the other Party reasonably informed with respect to the status thereof; (b) the Party will give the other Party the opportunity to participate in the defense of any Transaction Litigation; and (c) the Party will not settle or agree to settle any Transaction Litigation without the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

Section 4.12 Notice and Cure Provisions

(1)

Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any closing condition to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.12 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is twenty (20) Business Days following receipt of such Termination Notice by the Breaching Party, such date.

Section 4.13 Transaction Personal Information

(1)

Each Party shall comply with all applicable Privacy Laws in the course of collecting, using and disclosing Transaction Personal Information. Prior to the Effective Time, the Purchaser shall not disclose Transaction Personal Information to any Person other than its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. After the Effective Time, the Purchaser shall not, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Privacy Laws, use or disclose Transaction Personal Information: (a) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Time; and/or (b) which does not relate directly to the carrying on of the business of the Company or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(2)

The Purchaser shall use commercially reasonable efforts to protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. If this Agreement is terminated prior to the Effective Time, the Purchaser shall promptly deliver to the Company all Transaction Personal Information in its possession or in the possession of any of its representatives, including all copies, reproductions, summaries or extracts thereof.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)

The Company will: (i) immediately cease and cause to be terminated any activities, discussions or negotiations that may be ongoing with respect to an Acquisition Proposal, including terminating all access to documents and information regarding the Company and/or its Subsidiaries, including through a data room; (ii) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy all non-public information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries; and (iii) enforce and not waive (and cause its Subsidiaries to enforce and not waive) the terms of any such confidentiality agreement and any standstill agreement (or similar covenants contained in any other agreement) to which it (or any of its Subsidiaries) is a party relating to an Acquisition Proposal, provided that, for the avoidance of doubt, any automatic termination or release of any such confidentiality agreement or standstill agreement in accordance with its terms as a consequence of the execution and delivery of this Agreement, without further agreement or action by the Company or any of its Subsidiaries, shall not constitute a breach of this Article 5. Except as expressly permitted by this Article 5, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company will not, except as otherwise provided in the Agreement, and the Company will cause its Representatives, its Subsidiaries and its Subsidiaries’ respective Representatives not to, directly or indirectly:

(a)

solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any Acquisition Proposal; provided however, that the Company may ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the Board informing itself about such Acquisition Proposal and the Person that made it and the Company may, for a period of seven (7) Business Days following the receipt of such Acquisition Proposal, advise any Person of the restrictions of this Agreement, communicate with any Person solely for the purpose of clarifying the terms of any inquiry, proposal or offer made by such Person and advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(c)

(i) fail to unanimously recommend or withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Board Recommendation; (ii) make, or permit any Representative of the Company or any of its Subsidiaries to make, any public statement in connection with the Meeting by or on behalf of the Board that would reasonably be expected to have the same effect (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend an Acquisition Proposal or take no position or remain neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days; (iv) accept, approve, endorse, recommend or enter into or publicly propose to accept approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with Section 5.2(1)(c)) relating to an Acquisition Proposal (an “Alternative Transaction Agreement”); (v) fail to affirm publicly and without qualification the Board Recommendation within five (5) Business Days following the public announcement of an Acquisition Proposal or upon the written request by the Purchaser to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Meeting, then, notwithstanding the foregoing, the Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Meeting; or (vi) resolve to take any of the prohibited actions above (the actions in this clause (c), an “Adverse Recommendation Change”).

Section 5.2 Responding to an Acquisition Proposal

(1)

Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company or any of its Representatives receives from a Person a bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal), or any proposal that could constitute or lead to an Acquisition Proposal, that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Section 5.1, the Company and its Representatives may, in response to such Acquisition Proposal: (i) furnish information with respect to the Company and its Subsidiaries in response to a request therefor by such Person; and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, if and only if:

(a)	the Company notifies the Purchaser of such Acquisition Proposal in accordance with Section 5.4;

(b)

prior to the taking of any such action, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (notwithstanding the foregoing, the Purchaser acknowledges and agrees that the Board may contact the Person(s) making such Acquisition Proposal in advance of the Board making a determination that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal so as to determine whether it is, or could reasonably be expected to lead to, a Superior Proposal); and

(c)

prior to providing any such information, the Company enters into a confidentiality agreement with such Person that is on terms and conditions no less onerous or more beneficial to such Person than those set forth in the Confidentiality Agreement, provided that such agreement need not prohibit the making or amendment of any Acquisition Proposal and may not include provisions granting such Person an exclusive right to negotiate with the Company.

Section 5.3 Adverse Recommendation Change; Alternative Transaction Agreement

(1)

At any time prior to obtaining the approval of the Arrangement Resolution, the Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of this Article 5, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement, if and only if:

(a)	the Company has complied in all material respects with its obligations under Article 5;

(b)	the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal is a Superior Proposal;

(c)

the Company provides the Purchaser with written notice of its intention to take such action (a “Superior Proposal Notice”), which notice will include all the information with respect to such Acquisition Proposal that is specified in Section 5.4(1) (it being agreed that the delivery of a Superior Proposal Notice will not constitute an Adverse Recommendation Change unless and until the Company will have failed at or prior to the end of the Matching Period (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement will constitute an Adverse Recommendation Change)) to publicly announce that it: (A) is recommending the Arrangement and that Company Shareholders vote for the Arrangement; and (B) has determined that such other Acquisition Proposal (taking into account: (x) any modifications or adjustments made to the Arrangement and this Agreement agreed to by the Purchaser in writing; and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal;

(d)

during the Matching Period, the Board and the Company’s Representatives have negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any revisions to the terms of the Arrangement and this Agreement proposed by the Purchaser in order for such Acquisition Proposal to cease to be a Superior Proposal;

(e)

at the end of the Matching Period, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Arrangement that the Purchaser has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action would breach with its fiduciary duties under Law; and

(f)	prior to or concurrently with taking any such action, the Company terminates this Agreement pursuant to Section 7.2(c)(ii).

(2)

During the Matching Period, the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, and the Company will cooperate with the Purchaser with respect thereto, including meeting and negotiating in good faith with the Purchaser to enable the Purchaser to make such amendments to the terms and conditions of this Agreement and the Arrangement as the Purchaser deems appropriate and as would permit the Purchaser to proceed with the Arrangement and any related transactions on such adjusted terms. The Board will review any such offer by the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, after consultation with its outside legal counsel and financial advisors, whether the Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Superior Proposal giving rise to the Matching Period ceasing to be a Superior Proposal when assessed against the Arrangement and this Agreement as they are proposed to be amended as at the termination of the Matching Period. If the Board so determines that the applicable Superior Proposal would cease to be a Superior Proposal when assessed against the Arrangement and this Agreement as they are proposed to be amended as at the termination of the Matching Period, the Purchaser will amend the terms of the Arrangement and this Agreement and the Company and the Purchaser will enter into an amendment to this Agreement reflecting the offer by the Purchaser to amend the terms of the Arrangement and this Agreement, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

The Board will promptly reaffirm its Board Recommendation by press release after: (i) any Acquisition Proposal is publicly announced or made and the Board determines it is not a Superior Proposal; (ii) during the Matching Period, the Board determines that a proposed amendment to the terms of the Transaction pursuant to Section 5.3(2) would result in a Superior Proposal giving rise to the Matching Period ceasing to be a Superior Proposal when assessed against the Arrangement and this Agreement as it is proposed to be amended as at the termination of the Matching Period, and the Purchaser has so amended the terms of the Arrangement in accordance with Section 5.3(2); or (iii) the Purchaser, acting reasonably, requests reaffirmation of such Board Recommendation by the Board. The Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release and the Company will consider all reasonable comments of the Purchaser.

(4)

Any material amendment or modification to any such Acquisition Proposal will require a new Superior Proposal Notice and the Purchaser will be afforded a new Matching Period (except that references to the five (5) Business Day period in the definition of Matching Period will be deemed to be references to a three (3) Business Day period; provided however, that such new Matching Period will in no event shorten the original Matching Period).

Section 5.4 Notification of Acquisition Proposals; Certain Disclosure; Subsidiaries and Representatives

(1)

In addition to the obligations of the Company under Section 5.2 and Section 5.3, if the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to the Company or any Subsidiary (other than requests for information in the Ordinary Course consistent with past practice and unrelated to an Acquisition Proposal) or for discussions or negotiations regarding any Acquisition Proposal, the Company will promptly (and in any event within 48 hours) notify the Purchaser orally and in writing of such Acquisition Proposal, inquiry, proposal, offer or request, and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide to the Purchaser a reasonably detailed written description thereof. The Company will keep the Purchaser reasonably informed (orally and in writing) on a current basis (and in any event no later than 24 hours after the occurrence of any modifications, developments, discussions and negotiations) of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the terms and conditions thereof and any modification thereto), and any developments, discussions and negotiations with respect thereto, including furnishing copies of all correspondence and reasonably detailed written summaries of any material inquiries or discussions.

(2)

Nothing contained in this Agreement will prevent the Board from: (i) complying with Division 3 of Part 2 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or (ii) calling and/or holding a meeting of Company Shareholders requisitioned by the Company Shareholders in accordance with Law or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties at or prior to the Effective Time:

(1)

Arrangement Resolution. The Arrangement Resolution will have been approved by the Company Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order and MI 61-101 and other applicable Laws.

(2)

Interim Order and Final Order. The Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either of the Parties, each acting reasonably, on appeal or otherwise.

(3)

Illegality. No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement in accordance with the terms hereof (collectively, an “Order”).

(4)

U.S. Securities Law Matters. The Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from or in compliance with all applicable state securities laws, provided, however that the Company shall not be entitled to the benefit of the conditions in this Section 6.1(4), and shall be deemed to have waived such condition, in the event that the Company fails to: (a) advise the Court prior to the hearing in respect of the Interim Order that the Parties intend to rely on the exemption from the registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement; or (b) comply with the requirements to be satisfied by the Company set forth in Section 2.14.

(5)

Canadian Securities Law Matters. The distribution of the Consideration pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

(6)	Listing of Shares. The Stock Exchange Approvals will have been obtained.

(7)	Termination. This Agreement shall not have been terminated pursuant to Article 7 hereof.

(8)

No Legal Action. There shall not have been any action or proceeding commenced by any Person (including any Governmental Entity) in any jurisdiction seeking to prohibit or restrict the Arrangement or the ownership or operation by the Purchaser of the business or assets of the Company or any of its Subsidiaries.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Purchaser at or prior to the Effective Time:

(1)

Representations and Warranties. The representations and warranties of the Company set forth in: Section (1) (Organization, Good Standing and Qualification), Section (2) (Capital Structure), and Section (3) (Corporate Authority; Approval) of Schedule “C” will be true and correct as of the Effective Time, in all respects, except, in the case of Section (2) (Capital Structure), for such failures to be so true and correct that are de minimis or a result of the Additional Company Options Issuances, Additional Company DSU Grant or any issuance of securities of the Company specifically approved by the Purchaser, and all other representations and warranties of the Company set forth in this Agreement will be true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(2)

Performance of Covenants. The Company will have fulfilled or complied in all material respects with all of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, except for the covenants set forth in Section 4.1(3) and Section 4.1(4)(aa) of this Agreement, which shall have been fulfilled or complied with in all respects, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date.

(3)

Dissent Rights. Dissent Rights shall not have been exercised with respect to Company Shares representing in aggregate more than 7% of votes attached to the issued and outstanding Company Shares immediately prior to the Effective Time.

(4)

No Legal Action. There shall not have been any action or proceeding commenced by any Person (including any Governmental Entity) in any jurisdiction which seeks to compel the Purchaser to dispose of any material portion of the business or assets of the Purchaser, the Company or any of its Subsidiaries as a result of the Arrangement.

(5)

Required Regulatory Approvals. Each of the Required Regulatory Approvals will have been obtained or received on terms that are reasonably satisfactory to the Purchaser, and each such Required Regulatory Approval shall be in force.

(6)

Resignations. The Purchaser shall have received resignations and releases from each director of the Company and its Subsidiaries as of the Effective Date, in a form satisfactory to the Purchaser, acting reasonably.

(7)

Material Adverse Effect. Since the date hereof, there will not have occurred a Material Adverse Effect in respect of the Company (which shall include, for greater certainty, the loss of any material Cannabis Licenses held by the Company or any Subsidiary hereof) that is continuing.

(8)

Company Fees. The costs, expenses and fees incurred, committed or otherwise payable by the Company or any of its Subsidiaries in connection with, or incidental to, the Transaction, including, for greater certainty, any fees incurred, whether by the Company or the Purchaser, in connection with any proxy solicitation services firm retained by the Company as contemplated in Section 2.3(1)(b) hereof (collectively, the “Transaction Costs”), shall not have exceeded $4,000,000, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two officers or directors of the Company (in each case without personal liability), dated the Effective Date, it being understood that Transaction Costs will exclude any payments made to the Purchaser or any of its Subsidiaries and any payments to be made to employees, executives or directors of the Company disclosed in the Company Disclosure Letter or specifically contemplated by this Agreement and the Plan of Arrangement.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Company on or prior to the Effective Time:

(1)

Representations and Warranties. The representations and warranties of the Purchaser set forth in: Section (1) (Organization, Good Standing and Qualification), Section (3) (Corporate Authority; Approval) and Section (4) (Issuance of Consideration Shares under the Arrangement) of Schedule “D” will be true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser set forth in this Agreement will be true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Purchaser (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Purchaser), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two officers or directors of the Purchaser (in each case without personal liability), dated the Effective Date.

(2)

Performance of Covenants. The Purchaser will have fulfilled or complied in all material respects with all of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two officers or directors of the Purchaser (in each case without personal liability), dated the Effective Date.

(3)	Payment of Consideration. The Purchaser will have complied with Section 2.9 and the Depositary shall have confirmed receipt of the Consideration Shares.

(4)	Material Adverse Effect. Since the date hereof, there will not have occurred a Material Adverse Effect in respect of the Purchaser that is continuing.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released upon the issuance of the Certificate of Arrangement.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term

Subject to Section 7.3, this Agreement will be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or the Purchaser, if:

(i)

the Arrangement Resolution is not approved by the Company Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(b)(i) if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

(ii)

after the date hereof, any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(b)(ii) if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder; or

(iii)

the Effective Time does not occur on or prior to the Outside Date; provided however, that a Party may not terminate this Agreement pursuant to this Section 7.2(b)(iii) if the failure of the Effective Time to so occur was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

(c)	the Company if:

(i)

the Purchaser will have breached any representation or warranty or failed to perform any covenant or other agreement in this Agreement, which breach or failure to perform: (A) is incapable of being cured by the Purchaser prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice by the Company to the Purchaser of such breach, and (y) the Outside Date; and (B) would cause any condition in Section 6.3(1)

Representations and Warranties or Section 6.3(2) Performance of Covenants not to be satisfied; provided however, that the Company is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.2(1) Representations and Warranties or Section 6.2(2) Performance of Covenants not to be satisfied;

(ii)

prior to the approval of the Arrangement Resolution, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with Section 5.3; provided however, that the Company has complied with its obligations under Article 5 and the Company pays the Company Termination Fee in accordance with Section 8.2; or

(iii)	there has occurred a Material Adverse Effect with respect to the Purchaser.

(d)	the Purchaser, if:

(i)	the Company will have

(A)

breached any representation or warranty of the Company set forth in this Agreement, which breach: (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice by the Company to the Purchaser of such breach, and (y) the Outside Date; and (B) would cause any condition in Section 6.2(1) Representations and Warranties not to be satisfied; provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) Representations and Warranties not to be satisfied;

(B)

failed to perform any covenant or agreement on the part of the Company set forth in this Agreement, which failure to perform: (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice of such failure to perform, and (y) the Outside Date; and (B) would cause any condition in Section 6.2(2) Performance of Covenants not to be satisfied; provided, however, that the Purchaser is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.3(2) Performance of Covenants not to be satisfied;

(ii)	prior to the approval of the Arrangement Resolution at the Meeting, the Board has effected an Adverse Recommendation Change;

(iii)	the Company has breached Article 5; or

(iv)	there has occurred a Material Adverse Effect with respect to the Company.

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)) will give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3 Expenses and Reimbursement

(1)

Subject to Section 7.3(2) and Section 8.2, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	In addition to the rights of the Purchaser under Section 8.2, if this Agreement is terminated:

(a)

by the Purchaser pursuant to (i) Section 7.2(d)(i)(A) (other than in the event of a Wilful Breach) and (ii) the Company Termination Fee is not otherwise payable in connection with such termination, then the Company shall, within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds the Purchaser Reimbursement Fee; or

(b)

by the Company pursuant to Section 7.2(c)(i), then the Purchaser shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds the Company Reimbursement Fee;

(3)

The payment of the Purchaser Reimbursement Fee or the Company Reimbursement Fee, as applicable, pursuant to Section 7.3(2) is the sole monetary remedy of a Party if this Agreement is terminated as contemplated and the Purchaser Reimbursement Fee or the Company Reimbursement Fee, as applicable, is payable as contemplated in Section 7.3(2).

Section 7.4 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement will become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.10 will survive for a period of six years thereafter; (b) in the event of termination under Section 7.2, Section 4.11, this Section 7.4 and Section 8.2 through to and including Section 8.16 will survive; and (c) neither the termination of this Agreement nor anything contained in this Section 7.4 will relieve any Party from any liability for fraud, criminal acts or Wilful Breach. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination or lapse of effectiveness hereof.

ARTICLE 8

TERMINATION FEES AND GENERAL PROVISIONS

Section 8.1 Modifications or Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be modified or amended by mutual written agreement, executed and delivered by duly authorized officers of the respective Parties, without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such modification or amendment may, subject to the Interim Order, Final Order and Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions contained in this Agreement,

provided that such modification or amendment does not invalidate the approval of the Arrangement Resolution by the Company Shareholders.

Section 8.2 Termination Fees

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Company Termination Fee Event occurs, the Company will pay the Purchaser the Company Termination Fee in accordance with Section 8.2(2). For the avoidance of doubt, the Company shall not be required to pay the Company Termination Fee more than once.

(1)	For the purposes of this Agreement, “Company Termination Fee” means $2,200,000, and “Company Termination Fee Event” means:

(a)	the termination of this Agreement pursuant to Section 7.2(d)(i)(A) (on the basis of a Wilful Breach), Section 7.2(d)(i)(B), Section 7.2(d)(ii), Section 7.2(d)(iii), or Section 7.2(c)(ii);

(b)	the termination of this Agreement pursuant to Section 7.2(b)(i) or Section 7.2(b)(iii), if:

(i)

prior to the date of termination, an Acquisition Proposal has been publicly announced or otherwise communicated to the Board, the Company, any of its Subsidiaries or their respective Representatives; and

(ii)

within twelve (12) months following the date of such termination: (A) a transaction in respect of any Acquisition Proposal is consummated or effected; or (B) the Company or any of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal and such Acquisition Proposal is later consummated or effected (whether or not within such twelve (12) month period).

For purposes of the foregoing Section 8.2(1)(b)(ii), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 1.1, except that references to “20%” will be deemed to be references to “50%”.

(2)

If a Company Termination Fee Event occurs, the Company Termination Fee will be paid prior to or concurrently with such Company Termination Fee Event; provided, however that in the circumstances set out in Section 8.2(1)(b), the Company Termination Fee will be paid within two Business Days following consummation/closing of the principal transaction contemplated by such Acquisition Proposal referred to therein. Any Company Termination Fee will be paid by the Company to the Purchaser, by wire transfer in immediately available funds to an account designated by the Purchaser.

(3)

The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages, which are a genuine pre-estimate of the damages if this Agreement is terminated as a result of the conditions set out herein, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any rights it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Purchaser agrees that the payment of the Company Termination Fee in the manner provided in this Section 8.2, if applicable, is the sole remedy of the Purchaser against the Company in respect of the termination of this Agreement as a result of a Company Termination Fee Event, provided however, that nothing shall preclude a Party from pursuing additional damages, including for lost opportunities or other consequential losses, in the event of any Wilful Breach or other intentional breach by the other Party.

Section 8.3 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(a)	to the Purchaser at:

Tilray Brands, Inc.

655 Madison Avenue

19th Floor

New York, New York

10065

Attention:	Mitchell Gendel
Email:	[REDACTED CONFIDENTIAL PERSONAL INFORMATION]

with a copy (which will not constitute notice) to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

PO Box 367, 100 King Street West

Toronto, ON

M5X 1E2

Attention:     Russel Drew

Email:           russel.drew@dlapiper.com

with a copy (which will not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York

10020-1104

Attention:     Christopher Giordano

Email:           christopher.giordano@dlapiper.com

(b)	to the Company (prior to the Effective Time), at:

HEXO Corp.

3000 Solandt Rd,

Kanata, ON

K2K 2X2

Attention:     General Counsel

Email:          [REDACTED CONFIDENTIAL PERSONAL INFORMATION]

with a copy (which will not constitute notice) to:

Norton Rose Fulbright Canada LLP

Attention:     Amar Leclair-Ghosh and Elliot Shapiro

Email:          amar.leclair-ghosh@nortonrosefulbright.com and

           elliot.shapiro@nortonrosefulbright.com

Any communication or notice hereunder may only be sent via email to the applicable address set forth in this Section 8.3, and will be deemed to have been properly delivered on the next business day after sending via email. Addresses for communication and notice may be updated from time to time in writing delivered to the other. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.4 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.5 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity. Under no circumstance will the Purchaser be permitted or entitled to receive both a grant of specific performance and any payment of the Company Termination Fee in connection with termination of this Agreement pursuant to a Company Termination Fee Event.

Section 8.6 Third Party Beneficiaries

(1)

Except as provided in Section 4.10(1) and Section 4.10(2), which, without limiting their terms, are intended as a stipulation for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.6 as the “Indemnified Persons”), and except for the right of the Company Securityholders to receive the consideration as provided in the Plan of Arrangement following the Effective Time pursuant to the Arrangement, the Parties intend and hereby agree that this Agreement will not benefit or create any right or cause of action or a claim for damages therefrom in favour of any Person other than the Parties and that no Person, other than the Parties, will be entitled to rely on the provisions of this Agreement set forth herein for any Action. The Parties further agree that they will not assert any claim, cause of action, or right of damages attributable to any such third Persons.

(2)

Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 8.14, which are intended for the benefit of, and will be enforceable by, each applicable Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; provided however, that the Parties further agree that the rights of the Indemnified Persons, his or her heirs and his or her legal representatives as contemplated by this Section 8.6 will not arise unless and until the Effective Time occurs.

Section 8.7 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8 Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Waiver and Amendment Agreement and the Company Disclosure Letter, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, representations, warranties and discussions, whether oral or written, of the Parties. For greater certainty, the Parties have not relied on and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.9 Successors and Assigns

(1)

This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights, interests or obligations under this Agreement are assignable, delegable or transferable (as the case may be), in whole or in part, by the other Party without the prior written consent of the other Party and any attempted or purported assignment, delegation or transfer (as the case may be) in violation of this Section 8.9 will be null and void.

Section 8.10 Severability

The provisions of this Agreement will be deemed severable and the illegality, invalidity or unenforceability of any provision will not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or application thereof to any Person or any circumstance, is illegal, invalid or unenforceable: (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such illegality, invalidity or unenforceability, nor will such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.11 Governing Law; Jurisdiction

This Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction). Each of the Parties hereby irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in Toronto, Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement, and irrevocably waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.12 Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement and the Parties to this Agreement waive the application of any Law or rule of construction, providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree this Agreement will be construed as if drafted jointly.

Section 8.13 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.14 No Liability

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as the Parties. No Representative of the Purchaser or any of its Subsidiaries will have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement or any other document delivered in connection with the transactions contemplated herein hereby on behalf of the Purchaser or its Representatives. No Representative of the Company or any of its Subsidiaries will have any personal liability whatsoever to the Purchaser or any third party beneficiary under this Agreement or any other document delivered in connection with the transactions contemplated herein on behalf of the Company or any of its Subsidiaries or their Representatives.

Section 8.15 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by any form of electronic communication) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

* * * * * * *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

TILRAY BRANDS, INC.

By:	(signed) Mitchell Gendel
Authorized Signing Officer

HEXO CORP.

By:	(signed) Rob Godfrey
Authorized Signatory

[Signature Page to Arrangement Agreement]

Execution Version

SCHEDULE “A”

PLAN OF ARRANGEMENT

UNDER THE PROVISIONS OF SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“48North” means 48North Cannabis Corp.;

(b)

“Arrangement Agreement” means the agreement made as of April 10, 2023 between the Company and the Purchaser, including the schedules thereto, together with the Company Disclosure Letter, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

(c)

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and Section 7.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(d)

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the Company Shareholders at the Meeting to be substantially in the form and content set out in Schedule “B” to the Arrangement Agreement;

(e)

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

(f)

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business;

(g)	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA in respect of the Articles of Arrangement;

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(i)	“Company” means HEXO Corp., a corporation existing under the OBCA;

(j)

“Company April 2019 Warrant Indenture” means the warrant indenture dated April 2, 2019 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada;

(k)	“Company April 2019 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2019 Warrant Indenture;

(l)	“Company April 2020 Warrant Indenture” means the warrant indenture dated as of April 13, 2020 between HEXO Corp. and TSX Trust Company;

(m)	“Company April 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2020 Warrant Indenture;

(n)

“Company April 2021 Warrant Indenture” means the warrant indenture dated April 16, 2019 between 48North and Computershare Trust Company of Canada, as supplemented by that first supplemental warrant indenture dated as of September 1, 2021 among the Company, 48North and Computershare Trust Company of Canada;

(o)	“Company April 2021 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company April 2021 Warrant Indenture, listed on the TSX as “HEXO.WT.A”;

(p)	“Company August 2021 Warrant Indenture” means the warrant indenture dated as of August 24, 2021 between HEXO Corp. and TSX Trust Company;

(q)	“Company August 2021 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company August 2021 Warrant Indenture;

(r)	“Company Certificated Warrants” means the certificated warrants of the Company issued to certain holders on December 31, 2019 and January 22, 2020;

(s)	“Company DSUs” means the deferred share units issued under the Company Omnibus Plan;

(t)	“Company Disclosure Letter” means the disclosure letter delivered to the Purchaser by the Company concurrently with the Arrangement Agreement;

(u)	“Company June 2018 Warrant Certificates” means the warrant certificates issued by Newstrike Resources Ltd. to various holders on June 19, 2018;

(v)

“Company June 2018 Warrant Indenture” means the warrant indenture dated as of June 19, 2018, between Newstrike Resources Ltd. and TSX Trust Company, as supplemented by that warrant indenture dated as of May 24, 2019 among the Company, Newstrike Brands Ltd. and TSX Trust Company;

(w)

“Company June 2018 Warrants” means the warrants to purchase Company Shares issued pursuant to (i) the Company June 2018 Warrant Indenture, listed on the TSXV as “HIP.WT.A” and (ii) the Company June 2018 Warrant Certificates;

(x)	“Company June 2020 Warrant Indenture” means the warrant indenture dated as of June 5, 2020 between the Company and TSX Trust Company;

(y)	“Company June 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company June 2020 Warrant Indenture;

(z)	“Company May 2020 Warrant Indenture” means the warrant indenture dated as of May 21, 2020 between HEXO Corp. and TSX Trust Company;

(aa)	“Company May 2020 Warrants” means the warrants to purchase Company Shares issued pursuant to the Company May 2020 Warrant Indenture;

(bb)	“Company November 2020 Warrants” means the warrants to purchase Company Shares issued by 48North to various holders on November 4, 2020;

(cc)	“Company Omnibus Plan” means the Company’s omnibus long-term incentive plan approved by the Company Shareholders on August 28, 2018, as further amended and restated on March 12, 2021;

(dd)	“Company Options” means the outstanding options to purchase Company Shares, issued pursuant to the Company Omnibus Plan and the Previous Company Stock Option Plan;

(ee)	“Company RSUs” means the restricted share units issued under the Company Omnibus Plan;

(ff)

“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Options, the holders of Company RSUs, the holders of Company DSUs, the holders of Company Warrants, and the holders of Zenabis Replacement Options;

(a)	“Company Senior Secured Note” means the amended and restated senior secured convertible note of the Company held by the Purchaser dated July 12, 2022;

(b)	“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires;

(c)	“Company Shares” means the common shares and Company Special Shares in the capital of the Company;

(d)	“Company Special Shares” means the special shares in the capital of the Company;

(e)

“Company Warrant Indentures” means, collectively, (i) the Company June 2018 Warrant Indenture, (ii) the Company April 2019 Warrant Indenture, (iii) the Company April 2020 Warrant Indenture, (iv) the Company May 2020 Warrant Indenture, (v) the Company June 2020 Warrant Indenture, (vi) the Company August 2021 Warrant Indenture, (vii) the Company April 2021 Warrant Indenture, and (viii) the Zenabis Supplemental Warrant Indentures;

(f)

“Company Warrants” means, collectively, (i) the Company June 2018 Warrants, (ii) the Company April 2019 Warrants, (iii) the Company April 2020 Warrants, (iv) the Company May 2020 Warrants, (v) the Company June 2020 Warrants, (vi) the Company August 2021 Warrants, (vii) the Company April 2021 Warrants, (viii) the Zenabis Replacement Warrants, (ix) the Company Certificated Warrants and (x) the Company November 2020 Warrants;

(g)

“Consideration” means that portion of a Purchaser Share to be received by each holder of Company Shares (other than Dissenting Shareholders) in respect of each Company Share, which is equal to the product obtained when (i) the Exchange Ratio, is multiplied by (ii) a Company Share;

(h)	“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order;

(i)	“Depositary” means Odyssey Trust Company, or such other person as the Parties may agree in writing to appoint to act as depositary for the purposes of the Arrangement;

(j)	“Director” means the Director appointed under section 278 of the OBCA;

(k)	“Dissent Rights” means the rights of dissent of registered Company Shareholders in respect of the Arrangement described in Article 4 of this Plan of Arrangement;

(l)

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Company Shares in respect of which Dissent Rights are duly and validly exercised by such registered Company Shareholder;

(m)	“Dissenting Shares” means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(n)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(o)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date;

(p)	“Exchange Ratio” means 0.4352;

(q)

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

(r)

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

(s)

“holder” means, when used with reference to any securities of the Company, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(t)

“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(u)	“In-The-Money Amount” in respect of an option means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option;

(v)

“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(w)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company Shareholders to the Depositary as described therein;

(x)

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for the purpose of approving the Arrangement Resolution;

(y)

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Company Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4 of this Plan of Arrangement;

(z)	“OBCA” means the Business Corporations Act (Ontario) and all regulations made thereunder, as promulgated or amended from time to time;

(aa)	“Parties” means the Company and the Purchaser;

(bb)

“Payout Value” means $1.25, being the product of (i) the Exchange Ratio, multiplied by (ii) the volume weighted average price on the Nasdaq of a Purchaser Share for the 60 trading day period ending on April 5, 2023;

(cc)

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, subject to any amendments or variations to such plan made in accordance with the Arrangement or this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(dd)

“Previous Company Stock Option Plan” means the Hydropothecary Corporation stock option plan as approved by the shareholders of The Hydropothecary Corporation on January 17, 2018 and any amendments thereto.

(ee)	“Purchaser” means Tilray Brands, Inc., a corporation existing under the laws of the State of Delaware;

(ff)	“Purchaser Shares” means the shares of Common Stock in the capital of the Purchaser;

(gg)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(hh)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(ii)	“Zenabis” means Zenabis Ltd. (formerly Zenabis Global Inc.);

(jj)	“Zenabis Incentive Plan” means the Zenabis omnibus incentive plan, as approved by the shareholders of Zenabis on June 25, 2019 and any amendments thereto and restatements thereof;

(kk)

“Zenabis Replacement Options” means the stock options issued by the Company in replacement of certain stock options which had been issued by Zenabis pursuant to the Zenabis Incentive Plan, in connection with the Company’s acquisition of Zenabis, exercisable for Company Shares;

(ll)

“Zenabis Replacement Warrants” means, collectively, (i) the outstanding certificated warrants to purchase common shares of Zenabis, as exchanged for warrants to purchase common shares of the Company pursuant to the warrant exchange agreement made as of October 31, 2022 between Zenabis Ltd. and the Company; and (ii) the warrants to purchase Company Shares issued pursuant to the Zenabis Supplemental Warrant Indentures; and

(mm)

“Zenabis Supplemental Warrant Indenture” means, collectively, (i) the second supplemental indenture dated October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture dated June 25, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada, and (ii) the second supplemental warrant indenture dated as of October 31, 2022 between the Company and Computershare Trust Company of Canada supplementing the warrant indenture dated September 23, 2020, between Zenabis Global Inc. and Computershare Trust Company of Canada, as supplemented by that first supplemental indenture dated June 1, 2021, among the Company, Zenabis Global Inc. and Computershare Trust Company of Canada.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections and paragraphs and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa. Words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

Section 1.4 Certain Phrases, etc.

The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar da”, (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

Section 1.5 Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the local time of the Company (being the time in Toronto, Ontario) unless otherwise stipulated herein or therein. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the next Business Day if the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

Section 1.7 Statutory References

Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.8 Currency

All references to dollars or to “$” are references to United States dollars unless otherwise indicated.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.

Section 2.2 Binding Effect

This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon the Company, the Purchaser, the Company Securityholders (including Dissenting Shareholders), the Depositary, the transfer agents and registrars in respect of the Company Shares and the Purchaser Shares and all other Persons without any further act or formality required on the part of any Person.

Section 2.3 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

ARTICLE 3

ARRANGEMENT

Section 3.1 The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person:

(a)	at the Effective Time:

(i)

the Company Senior Secured Note, without any further action by or on behalf of the holder thereof or the Company, shall convert into such number of Company Shares (the “Note Shares”) as the outstanding amount of the Company Senior Secured Note is then convertible into in accordance with the terms of Section 8 thereof, and the Company shall be deemed to have issued to the Purchaser such number of Company Shares issuable upon such conversion;

(ii)	the Company shall make appropriate entries in its securities registers to reflect the matters referred to in Section 3.1(a)(i);

(b)	immediately after the steps in Section 3.1(a)(i) occur:

(i)

each Dissenting Share held by a Dissenting Shareholder shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of all Liens) and such Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4;

(ii)

at the same time as the step in Section 3.1(b)(i) occurs, the name of each Dissenting Shareholder shall be, and shall be deemed to be, removed from the register of the Company Shares in respect of such Dissenting Shares and such Dissenting Shares shall be automatically cancelled as of the Effective Date;

(c)	at the same time as the steps in Section 3.1(b) occur:

(i)

each Company Share outstanding immediately prior to the Effective Time (other than the Dissenting Shares held by Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Dissenting Shares as determined in accordance with Article 4), other than the Note Shares, shall be, and shall be deemed to be, transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for issuance of the Consideration;

(ii)

at the same time as the step in Section 3.1(c)(i) occurs, the holder of each Company Share transferred to the Purchaser pursuant to Section 3.1(c)(i) shall cease to be the holder thereof, or to have any rights as a holder thereof other than the right to receive the Consideration issuable in respect of each Company Share held pursuant to Section 3.1(c)(i) and shall be removed from the register of the Company Shares and legal and beneficial title to each such Company Share shall be transferred to the Purchaser and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of such Company Share (free and clear of any Liens) and will be entered in the central securities register of the Company as the sole holder thereof;

(iii)	the Purchaser will be the holder of all of the outstanding Company Shares;

(d)	immediately after the steps in Section 3.1(c)(i) occur:

(i)

the terms of each Company Option outstanding immediately prior to the Effective Time shall be adjusted so that, upon exercise of such Company Option, the holder shall, upon payment of the exercise price under such Company Option, be entitled to receive, in substitution for the number of Company Shares subject to such Company Option, that number of Purchaser Shares equal to the product obtained when the number of Company Shares subject to such Company Option immediately prior to the Effective Time is multiplied by the Exchange Ratio (rounded down to the next whole number of Purchaser Shares). For greater certainty, the exercise price per Purchaser Share under such Company Option immediately following the adjustment pursuant to this Section 3.1(d)(i) shall equal the exercise price per Company Share under such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. The Company Options shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section

3.1(d)(i), shall continue to be governed by the Company Omnibus Plan or Previous Stock Option Plan, as applicable, on the same terms and conditions as were applicable to such Company Options immediately prior to the Effective Time. Notwithstanding the foregoing, if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act, the exercise price of a Company Option adjusted in accordance with the foregoing shall be increased such that the In-The-Money Amount of the Company Option immediately after such adjustment does not exceed the In-The-Money Amount of the Company Option immediately before such adjustment. For any Company Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such adjustment will comply with Treasury Regulation Section 1.424(1)(a). For any Company Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment will be implemented in a manner intended comply with Section 409A of the Code;

(ii)

each Company DSU outstanding immediately prior to the Effective Time shall be deemed to be unconditionally redeemed by the holder thereof and such Company DSU, without any further action by or on behalf of the holder thereof, shall be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of DSUs credited to such holder multiplied by the Payout Value, and thereafter each such Company DSU shall immediately be cancelled and terminated;

(iii)

each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested shall be deemed to be unconditionally vested and such Company RSU, without any further action by or on behalf of the holder thereof, shall be assigned and transferred by such holder to the Company (free and clear of all Liens) in exchange for a cash payment equal to the number of RSUs credited to such holder multiplied by the Payout Value, and thereafter each such Company RSU shall immediately be cancelled and terminated;

(iv)

the terms of each Zenabis Replacement Option outstanding immediately prior to the Effective Time shall be adjusted so that, upon exercise of such Zenabis Replacement Option, the holder shall, upon payment of the exercise price under such Zenabis Replacement Option, be entitled to receive, in substitution for the number of Company Shares subject to such Zenabis Replacement Option, that number of Purchaser Shares equal to the product obtained when the number of Company Shares subject to such Zenabis Replacement Option immediately prior to the Effective Time is multiplied by the Exchange Ratio (rounded down to the next whole number of Purchaser Shares). For greater certainty, the exercise price per Purchaser Share under such Zenabis Replacement Option immediately following the adjustment pursuant to this Section 3.1(d)(iv) shall equal the exercise price per Company Share under such Zenabis Replacement Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. The Zenabis Replacement Options shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(d)(iv), shall continue to be governed by the Zenabis Incentive Plan on the same terms and conditions as were applicable to such Zenabis Replacement Options immediately prior to the Effective Time. Notwithstanding the foregoing, if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act, the exercise price of a Zenabis Replacement Option adjusted in accordance with the foregoing shall be increased such that the In-The-Money Amount of the Zenabis Replacement Option

immediately after such adjustment does not exceed the In-The-Money Amount of the Zenabis Replacement Option immediately before such adjustment. For any Zenabis Replacement Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such adjustment will comply with Treasury Regulation Section 1.424(1)(a). For any Zenabis Replacement Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment will be implemented in a manner intended comply with Section 409A of the Code; and

(e)

no person shall have any rights, liabilities or other obligations in respect of the share capital of the Company other than the Purchaser and each holder of Company Shares, Company Options, Company RSUs, Company DSUs, Company Warrants and Zenabis Replacement Options outstanding immediately prior to the Effective Time, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required for the completion of such step.

ARTICLE 4

DISSENT RIGHTS

Section 4.1 Rights of Dissent

(a)

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by this Article 4 and the Interim Order; provided, however, that, notwithstanding Section 185(6) of the OBCA, the written objection to the Arrangement Resolution in the manner contemplated by Subsection 185(6) of the OBCA, must be received by the Company by no later than 4:00 p.m. (Toronto time) at least two Business Days prior to the Meeting. Company Shareholders who duly exercise such rights of dissent and who:

(i)

are ultimately determined to be entitled to be paid by the Company, the fair value for Company Shares in respect of which they have exercised Dissent Rights (A) will be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)(i)) and (B) will be deemed to have irrevocably transferred such Company Shares to the Company pursuant to Section 3.1(b)(i) in consideration of such fair value, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted, and will not be entitled to any other payment or consideration, including any consideration that they would have been entitled to receive under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(ii)

are ultimately not entitled, for any reason, to be paid by the Company, the fair value for Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(c)(i) and be entitled to receive only the consideration set forth in Section 3.1(c)(i) that such holder would have received if such holder had not exercised Dissent Rights, but in no case will the Company or the Purchaser or any other person be required to recognize Dissenting Shareholders as holders of Company Shares after the completion of the steps set forth in Section 3.1(c)(i), and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as and from the Effective Time and that such Company Shares have been cancelled. For greater certainty, and in addition to any other restriction under Section 185 of the OBCA, a Company Shareholder who has voted, or instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to the Arrangement.

(b)

For greater certainty in accordance with the OBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Options, (ii) holders of Company RSUs, (iii) holders of Company DSUs, (iv) holders of Company Warrants, (v) holders of Zenabis Replacement Options, and (vi) holders of Company Shares who vote in favour of the Arrangement Resolution.

ARTICLE 5

COMPANY WARRANTS

Section 5.1 Company Warrants

(a)

Each holder of a Company Warrant, to the extent such Company Warrant has not expired by the Effective Time and the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, in accordance with the terms of such Company Warrant, be entitled to be issued and receive and shall accept, for the same aggregate consideration, upon such exercise, in lieu of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the kind and aggregate number of Purchaser Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants.

(b)	Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the applicable warrant indenture or applicable warrant certificate.

Section 5.2 Idem

(a)	This Article 5 is subject to adjustment in accordance with the terms of the applicable warrant indentures and warrant certificates.

ARTICLE 6

DELIVERY OF PURCHASER SHARES

Section 6.1 Delivery of Purchaser Shares

(a)

Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder together with certificate(s) or a direct registration statement (DRS) Advice representing one or more Company Shares that such Company Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder shall be entitled to receive the Consideration in accordance with Section 3.1(c) hereof and the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the Purchaser Shares that such holder is entitled to receive in accordance with Section 3.1(c) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 3.1(c) hereof.

(c)

For greater certainty, none of the Company Securityholders shall be entitled to receive any consideration with respect to such Company securities other than consideration such holder is entitled to receive in accordance with Section 3.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 6.2 Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 3.1(c) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 6.5) in accordance with Section 6.1(a). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Purchaser Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Purchaser Share.

Section 6.3 Fractional Shares

In no event shall any holder of Company Shares be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a holder of Company Shares as consideration under this Plan of Arrangement would result in a fraction of a Company Share being issuable, the number of Purchaser Shares to be received by such holder shall be rounded down to the nearest whole Purchaser Share without any additional compensation.

Section 6.4 Adjustment to Share Consideration

THE NUMBER OF PURCHASER SHARES FORMING THE CONSIDERATION, IF ANY, THAT A COMPANY SHAREHOLDER IS ENTITLED TO RECEIVE PURSUANT TO SECTION 3.1(C) SHALL BE ADJUSTED TO REFLECT FULLY THE EFFECT OF ANY STOCK SPLIT, REVERSE SPLIT OR STOCK DIVIDEND (INCLUDING ANY DIVIDEND OR DISTRIBUTION OF SECURITIES CONVERTIBLE INTO PURCHASER SHARES), CONSOLIDATION, REORGANIZATION, RECAPITALIZATION OR OTHER LIKE CHANGE WITH RESPECT TO PURCHASER SHARES OCCURRING AFTER THE DATE OF THE ARRANGEMENT AGREEMENT AND PRIOR TO THE EFFECTIVE TIME.

Section 6.5 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the Purchaser Shares required to be issued to the Company Shareholders in accordance with the provisions of Section 3.1, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of Article 6.

Section 6.6 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares that were acquired by the Purchaser pursuant to Section 3.1(c) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the Purchaser Shares such former holder is entitled to receive in respect of such Company Shares pursuant to Section 3.1(c) together with any distributions or dividends which such holder is entitled to receive pursuant to Section 6.2 and less, in each case, any amounts withheld pursuant to Section 6.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares will, as a condition precedent to the delivery of Purchaser Shares, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Company, the Purchaser and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.7 Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Company Shares that were acquired by the Purchaser pursuant to Section 3.1(c) which is not deposited with the Depositary in accordance with the provisions of Section 6.1(a) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, the Purchaser or the Depositary or any other person. On such date, the Consideration such former holder of Purchaser Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 6.2, shall be deemed to have been surrendered for no consideration to the Purchaser. Neither the Company nor the Purchaser will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 6.8 Withholding Rights

The Company, the Purchaser or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the Company, the Purchaser or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Purchaser or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

Section 6.9 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Shares to be issued by the Purchaser to Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

ARTICLE 7

AMENDMENTS

Section 7.1 Amendments to Plan of Arrangement

(a)

The Company and the Purchaser reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 7.1(a) may be proposed by the Company at any time prior to the Meeting (provided that the Purchaser shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Purchaser and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of the Company and the Purchaser provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and the Purchaser or any former Company Securityholder.

ARTICLE 8

TERMINATION

This Plan of Arrangement may be withdrawn prior to the Effective Time upon the termination of the Arrangement Agreement pursuant to Section 7.2 thereof and in such event, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 9

FURTHER ASSURANCES

Section 9.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Section 9.2 Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Effective Time;

(b)	the rights and obligations of the holders of the securities of the Company and any trustee and transfer agent and registrar therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Tilray Brands, Inc. (“Tilray”) and HEXO Corp. (“HEXO”) and the securityholders of HEXO, all as more particularly described and set forth in the management information circular (the “Circular”) of HEXO accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), and all transactions contemplated thereby, are hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) between Tilray and HEXO dated April 10, 2023 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of HEXO in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of HEXO in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto and causing the performance by HEXO of its obligations thereunder, are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of HEXO implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified, amended or supplemented in accordance with its terms), is hereby authorized, approved and adopted;

(4)

HEXO is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, amended or supplemented);

(5)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of HEXO entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of HEXO (other than interested directors required to abstain from voting) are hereby authorized and empowered, without further notice to, or approval of, the shareholders of HEXO to:

(a)	modify, amend or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and any related transactions;

(6)

any director or officer of HEXO is hereby authorized and directed for and on behalf of HEXO to execute or cause to be executed and to deliver or caused to be delivered such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

B - 1

(7)

any one or more directors or officers of HEXO is hereby authorized, for and on behalf and in the name of HEXO, to execute or caused to be executed and deliver or cause to be delivered, whether under corporate seal of HEXO or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement; such determination to be conclusively evidenced by the execution and delivery of such agreement, form, waiver, notice, certificate, confirmation and other document and instrument or the doing of any such act or thing, including:

(a)	all actions required to be taken by or on behalf of HEXO, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by HEXO.

B - 2

Execution Version

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization, Good Standing and Qualification.

(a)

The Company and each of its Subsidiaries is a legal entity duly incorporated, continued or amalgamated, as the case may be, and organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets as presently owned, leased and operated and to carry on its business as presently conducted, is qualified to do business, is up-to-date in respect of all material corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. Neither the Company nor any of its Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of the Company or any of its Subsidiaries and no board approvals have been given to commence any such proceeding.

(2)	Capital Structure.

(a)

The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of Company Special Shares issuable in series. As of the close of business on the date of this Agreement, there were 43,996,355 Company Shares and nil Company Special Shares issued and outstanding in the capital of the Company. All of the issued and outstanding Company Shares have been duly authorized and are validly issued, fully paid and non-assessable. As of the date hereof: (i) 1,615,601 Company Shares are issuable upon the exercise of Company Options, (ii) 66,987 Company Shares are issuable pursuant to Company RSUs, (iii) no Company Shares are issuable pursuant to Company DSUs, (iv) 36,565 Company Shares are issuable upon the exercise of Zenabis Replacement Options, (v) 4,227,517 Company Shares are issuable upon the exercise of Company Warrants.

(b)

Section (2)(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Options, Company RSUs, Company DSUs and Zenabis Replacement Options as of the date hereof, setting forth (i) the number of Company Shares subject to each Company Option, Company RSU, Company DSU and Zenabis Replacement Option, (ii) the name of the registered holder, identifying whether such holder is not an employee of the Company, (iii) the grant date, (iv) the date of expiry, (v) the registered holder’s address as is shown on the ledgers and registers of the Company as of the date hereof, (vi) the vesting schedule, including details of the extent to which such Company Options, Company RSUs, Company DSUs and Zenabis Replacement Options are vested and exercisable, and (vii) the exercise price with respect to each Company Option, Company RSU, Company DSU and Zenabis Replacement Option, as applicable. All Company Options, Company RSUs, Company DSUs and Zenabis Replacement Options have been issued in compliance with all applicable Laws, including Securities Law, and the terms of the Company Omnibus Plan, if applicable, and the issuance of the Company Shares under the Company Omnibus Plan and Zenabis Replacement Options has been duly authorized by the Board.

(c)

Section (2)(c) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Warrants as of the date hereof, setting forth (i) the number of Company Shares subject to each Company Warrant, (ii) the name of the registered holder, (iii) the grant date, (iv) the date of expiry, (v) where available, the registered holder’s address as is shown on the ledgers and registers of the Company as of the date hereof and (vi) the exercise price with respect to each Company Warrant, as applicable. All Company Warrants have been issued in compliance with all applicable Laws, including Securities Laws, and the issuance of the Company Shares under the Company Warrants has been duly authorized by the Board.

(d)

Except for the Company Options, Company RSUs, Company DSUs and Zenabis Replacement Options, Company Warrants disclosed in the Company Disclosure Letter and the rights of the Purchaser under the Company Senior Secured Note and except as set forth in Section (2)(d) of the Company Disclosure Letter, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, share appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(e)

Section (2)(e) of the Company Disclosure Letter sets forth: (i) each of the Company’s directly and indirectly owned Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary; and (ii) the Company’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any other Person. Except as set out in Section (2)(e) of the Company Disclosure Letter, each of the issued and outstanding shares or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and beneficially owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Liens (other than Permitted Liens).

(3)	Corporate Authority; Approval.

(a)

The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board (with Roger Savell, Denise Faltischek and Mark Attanasio abstaining from voting) and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or (subject to obtaining the Required Regulatory Approvals, the approval of the Arrangement Resolution by the Company Shareholders, the Interim Order and the and the Final Order) the completion by the Company of the transactions contemplated thereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)

The Board (with Roger Savell, Denise Faltischek and Mark Attanasio abstaining from voting on items (i) to (iii) below), after receiving legal and financial advice, the Formal Valuation and the Fairness Opinion, and upon the recommendation of the Company Special Committee: (i) determined that the Arrangement is in the best interests of the Company and the consideration to be received by the Company Shareholders is fair, from a financial point of view, to the Company Shareholders; (ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(4)

Vote Required. The Arrangement Resolution is the only vote of the Company Shareholders necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein.

(5)

Notice to Company Securityholders. Except as set forth in Section (5) of the Company Disclosure Letter, no advance notice of the Arrangement and the Transaction is required to be given to holders of Company Awards or Company Warrants (including Company Certificated Warrants) pursuant to the terms of the Company Omnibus Plan, Previous Company Stock Option Plan and Company Warrants (including Company Certificated Warrants), as applicable.

(6)

Required Regulatory Approvals. The Company represents and warrants to the Purchaser that, other than the Required Regulatory Approvals, the Interim Order and the Final Order, no Regulatory Approvals are required in connection with consummation of the Transaction which, if not obtained, would have, individually or in the aggregate, a Material Adverse Effect on the Company or be reasonably be expected individually or in the aggregate to prevent or significantly impede or materially delay the completion of the Arrangement and Transaction.

(7)	Governmental Filings; No Violations; Etc.

(a)

Except as set forth in Section (7)(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transaction will not, constitute or result in, subject to the Company obtaining the Required Regulatory Approvals, with or without notice, lapse of time or both:

(i)	a breach or violation of, or a default under, the Organizational Documents of the Company or of any of its Subsidiaries;

(ii)	a contravention, breach, violation or default under any Law applicable to it or any of the Company or any of its Subsidiaries, or any of its or their respective properties or assets; or

(iii)

a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than any Permitted Lien and other than any Lien created in connection with any action taken by Purchaser or any of its Affiliates) on any of the assets or property of the Company or any of its Subsidiaries pursuant to, any Company Material Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transaction) compliance with the matters referred to in Section (7), under any Law to which the Company or any of its Subsidiaries is subject; or

except, in the case of the foregoing, for any such breach, violation, termination, default, creation, acceleration or change that would not have a Material Adverse Effect on the Company or its Subsidiaries, or would not, individually or in the aggregate, reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Transaction.

(8)

Securities Laws. The Company is a “reporting issuer” in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and each of Northwest Territories, Yukon and Nunavut and is not on the list of reporting issuers in default under the Securities Laws of such provinces and territories. The Company Shares are listed for trading on the TSX and the Nasdaq and are not listed for trading on any other securities exchange as a result of any application made by the Company. To the Company’s knowledge, the Company is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws. None of the Company’s Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Securities Laws or securities Laws, including, without limitation, the laws of the United States. The Company is not in default of any material requirements of any Securities Laws or the rules and policies of the TSX or the Nasdaq. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada or to deregister or delist the Company Shares under the rules or policies of the TSX or Nasdaq, nor has the Company received notification from any Securities Authority seeking, as of the date hereof, to revoke the reporting issuer status of the Company or the registration of any class of securities of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the Company’s knowledge, is being threatened, and, to the Company’s knowledge, the Company is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. No director or officer of the Company or any of its Subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States.

(9)

U.S. Securities Laws. Other than the Company Shares, the Company does not have, nor is it required to have, any class of securities registered under the 1934 Exchange Act. The Company is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the 1934 Exchange Act, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, and is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the 1934 Exchange Act).

(10)

Company Public Disclosure Record. Except as disclosed in Section (10) of the Company Disclosure Letter, the documents and information comprising the Company Public Disclosure Record have been filed or furnished, as applicable, on a timely basis, with the applicable Securities Authorities pursuant to Securities Laws (as applicable) and the rules and policies of the TSX and Nasdaq since March 17, 2017, and all documents to be filed with the applicable Securities Authorities following the date of this Agreement until the Effective Time will be filed with the applicable Securities Authorities pursuant to Securities Laws (as applicable) and the rules and policies of the TSX and Nasdaq on a timely basis. Except as disclosed in Section (10) of the Company Disclosure Letter, the documents and information comprising the Company Public

Disclosure Record since March 17, 2017, at the time of its filing or being furnished, complied in all material respects, and all documents to be filed by or on behalf of the Company on SEDAR or EDGAR following the date of this Agreement until the Effective Time will be in compliance in all material respects, with the applicable requirements of Securities Laws applicable to the Company and, where applicable, the rules and policies of the TSX and the Nasdaq. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the documents and information constituting the Company Public Disclosure Record since March 17, 2017 did not contain any Misrepresentation. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Company Public Disclosure Record, and, to the Company’s knowledge, the Company Public Disclosure Record (other than confidential treatment requests) is not the subject of ongoing review, comment or investigation by any Securities Authority, including the TSX and the Nasdaq. Neither the Company nor any of its Subsidiaries has filed any confidential material change report or equivalent which at the date of this Agreement remains confidential.

(11)	Financial Statements.

(a)

The Company Financial Statements: (A) were prepared in accordance with IFRS consistently applied throughout the periods involved and comply as to form in all material respects with applicable Laws (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Law in the unaudited statements); (B) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements; and (C) reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company on a consolidated basis.

(b)

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(c)

Except as set forth in Section (11)(c) of the Company Disclosure Letter, since March 17, 2017, the financial books, records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, (B) are stated in reasonable detail, (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries, and (D) accurately and fairly reflect the basis for the Company Financial Statements.

(d)	The Company’s auditors since March 17, 2017 were and are independent in respect of the Company within the meaning of the rules of professional conduct applicable to auditors in Canada.

(e)

There has not ever been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s current auditors, or to the knowledge of the Company, any predecessor auditors.

(f)

Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor or internal accountant of the Company or any of its Subsidiaries has in the past three (3) years received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the IFRS or standard industry practice.

(g)

The Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Company’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by the Company in such annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Except as otherwise disclosed in Section (11)(g) of the Company Disclosure Letter, the Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Except as otherwise disclosed in Section (11)(g) of the Company Disclosure Letter, based on: (i) the Company’s most recent evaluation of internal controls prior to the date hereof, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting; and (ii) the Company’s most recent annual evaluation of internal controls prior to the date hereof, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(12)

Suppliers and Distributors. Except as disclosed in Section (12) of the Company Disclosure Letter, no material supplier, distributor, customer or service provider of the Company or its Subsidiaries has notified the Company or any of its Subsidiaries in writing, and to the Company’s knowledge, there is no reason to believe, that any such material supplier, distributor, customer or service provider will not continue dealing with the Company or its Subsidiaries on substantially the same terms as presently conducted following closing of the Transaction and as a result of the Transaction, subject to changes in pricing and volume in the Ordinary Course.

(13)

Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any of its Subsidiaries or affiliates, any acquisition of property by the Company or any of its Subsidiaries or affiliates, or the conduct by the Company or any of its Subsidiaries or affiliates of its business (including following the transactions contemplated by this Agreement).

(14)

Absence of Certain Changes. Since January 31, 2023, except as set out in Section (14) of the Company Disclosure Letter or as disclosed in the Company Public Disclosure Record, and excluding matters related to the proposed Arrangement and the Transaction, including any matter covered by the Waiver and Amendment Agreement:

(a)	the Company and its Subsidiaries have materially conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the Ordinary Course;

(b)	there has not been any acquisition or sale by the Company or its Subsidiaries of any material property or assets;

(c)

there has not been any event, circumstance, occurrence, development or change which would have a Material Adverse Effect in respect of the Company or its Subsidiaries or prevent the Arrangement or consummation of the Transaction contemplated herein;

(d)

there has not been any change in the accounting practices used by the Company or any of its Subsidiaries, other than any change implemented in accordance with changes to the IFRS that are then in force and effect;

(e)

other than in the Ordinary Course, there has not been any increase in or modification of the compensation (whether base compensation or incentive compensation) payable to or to become payable by the Company or its Subsidiaries to any of their respective directors, officers, employees, independent contractors, or consultants or any grant to any such director, officer, employee, independent contractor, or consultant of any increase in severance, change in control or termination pay or any increase or modification of any Company Plan (including the grant of Company Awards) made to, for, or with any such directors, officer, employees, independent contractors, or consultants;

(f)

there has not been any redemption, repurchase or other acquisition of Company Shares or Company Special Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Company Shares or Company Special Shares;

(g)	the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares or Company Special Shares;

(h)	there has not been any entering into, or amendment of any material terms of, any Company Material Contract, other than in the Ordinary Course; and

(a)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s or its Subsidiaries’ audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course.

(15)	Litigation and Liabilities.

(a)

Except as set forth in Section (15)(a) of the Company Disclosure Letter, there are no civil, quasi-criminal, criminal or administrative actions, investigations, claims or other proceedings, outstanding or to the Company’s knowledge, pending or threatened, against the Company or any of its Subsidiaries, and to the Company’s knowledge no event has occurred and no state of fact exists, which would reasonably be expected to give rise to any such action, investigation, claim or other proceeding, which if adversely determined, would reasonably be expected to have a Material Adverse Effect on the Company.

(b)

The Company and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Company Financial Statements contained in the Company Public Disclosure Record, those which relate to the Transaction or are owing to the Purchaser or its Affiliates or those incurred in the Ordinary Course and which are not material since the date of the most recent Company Financial Statements contained in the Public Disclosure Record.

(16)	Employees.

(a)

Section (16)(a) of the Company Disclosure Letter lists all the Company Employees and independent contractors of the Company who are receiving remuneration for work or services provided to the Company or its Subsidiaries as of the date of this Agreement identified by their ID and not name, lists the employer, age, position, status, length of service, location of employment, base salary or wages, vacation entitlements and accruals and all other benefits and perquisites of each Employee and the terms on which each independent contractor who is providing work or services to the Company is engaged. Except as set out in Section (16)(a) of the Company Disclosure Letter, no Company Employee is on a leave of absence as of the date of this Agreement and, as applicable, Section (16)(a) of the Company Disclosure Letter lists the type of leave, the length of leave and the expected date of return in respect of any inactive Employee, if known.

(b)

Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or any independent contractor of the Company (or anyone else on such independent contractor’s behalf) disputing the Company’s classification of such independent contractor as an independent contractor.

(c)

Except as set forth in Section (16)(b) of the Company Disclosure Letter, none of the Company nor any of its Subsidiaries is party to or bound by any Contract with any Company Employee that includes any express term that addresses termination, length of notice, pay in lieu of notice, severance, job security, change-in-control payment, retention bonus, or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance).

(d)

Except as set forth in Section (16)(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transaction could, either alone or in combination with another event: (i) entitle any current or former Company Employee to any bonus, change of control payment, retention payment or severance payment or any material increase in pay or benefits; or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee.

(e)

Except as disclosed in Schedule (16)(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is or will be required to pay any performance bonus or similar payment to any executive or employee with respect to such executive’s or employee’s performance during the fiscal year ended July 31, 2023.

(f)

To the Company’s knowledge, all employees, agents, contractors and other service providers of the Company and its Subsidiaries are legally authorized to work or provide services, as the case may be in relation to the Company or its Subsidiaries, in Canada or any other jurisdiction in which they are working or providing services, as the case may be in relation to the Company or its Subsidiaries. The Company and its Subsidiaries have properly completed all reporting and verification requirements pursuant to, and have otherwise substantially complied with, all Laws relating to immigration control for all of their employees, agents and contractors. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity that the Company or such Subsidiary is in violation of any Law pertaining to immigration control or that any current or former employee, agent, contractor, or other service provider of the Company or any of its Subsidiaries is or was not legally authorized to be employed in the jurisdiction in which they are providing services and there is no pending, or to the knowledge of the Company threatened, charge or complaint under any Laws related to immigration control against the Company or any of its Subsidiaries.

(17)	Employee Benefits.

(a)

Section (17)(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Plan. With respect to each Company Plan set forth in Section (17)(a) of the Company Disclosure Letter, the Company has made available to the Purchaser, to the extent applicable:

(i)	the current Company Plan document and trust documents or other funding mechanisms (including insurance contracts and group annuity contracts, if applicable);

(ii)	if the Company Plan is funded, the most recent annual and periodic accounting of the Company Plan assets, financial statements, and actuarial reports (if applicable);

(iii)

any individual agreement between the Company and any employee or other individual deviating from such Company Plan (providing rights to such employee or individual other than as set forth in the terms of such Company Plan);

(iv)	all current written administrative services agreements and insurance contracts relating to each Company Plan and any professional employer organization or employee leasing agreements;

(v)	the most recent annual information returns filed with Governmental Entities in respect of each Company Plan for which such filing is required by applicable Law;

(vi)	all pending applications for rulings, determinations, opinions, no action letters and similar or related matters filed with any Regulatory Authority with respect to any Company Plan; and

(vii)

all material correspondence and/or notifications to or from any governmental agency or administrative service relating to any Company Plan and all closing letters, audit finding letters, revenue agent findings and other similar or related documents.

(b)	No Company Plan is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act.

(c)	Each Company Plan has been established, administered, registered (where required), and maintained, in all material respects, in accordance with applicable Laws, and in accordance with its terms.

(d)	With respect to each Company Plan, except as set forth in Section (17)(d) of the Company Disclosure Letter:

(i)

(A) all contributions, premiums, fees or charges due and owing to or in respect of the Company Plan have been paid in accordance with the terms of the Company Plan and applicable Law; (B) all such payments accrued to date as liabilities on the Company’s financial statements which have not been paid have been and will be properly recorded on the Company’s books; and (C) no Taxes, penalties or fees are owing in connection with the Company Plan;

(ii)

the Company Plan has at all times, and no Regulatory Authority or other Person has given notice or alleged in writing to the Company (or, to the Company’s knowledge, has otherwise alleged) that the Company Plan has not, been operated in compliance with the Tax Act, all other applicable Laws (including all reporting and disclosure requirements thereunder) and the terms of the Company Plan;

(iii)

the Company does not have any liabilities thereunder other than claims for benefits in accordance with the terms of the Company Plan and other contributions, premiums, Taxes, fees and expenses arising in the Ordinary Course in connection with the Company Plan; and

(iv)

there are no pending, nor has the Company received written notice of any threatened (or, to the knowledge of the Company, any other threatened), Actions other than ordinary and usual claims for benefits thereunder.

(e)

The Company has not sponsored, maintained, contributed to or could have any liability under any Company Plan or Contract that promises or provides medical, health, life or other welfare benefits to retirees or former employees of the Company, or provides severance benefits to employees, except for any such Company Plan that provides such coverage solely as required by applicable Laws.

(f)

Benefits provided to participants under each Company Plan are provided exclusively from the general assets of the Company or through contracts of insurance. The value of all assets associated with each Company Plan is readily determinable on an established market.

(g)

Except as set forth on Section (17)(g) of the Company Disclosure Letter, the Company can terminate each Company Plan in accordance with its express terms without further liability. No action or omission of the Company or any of its directors, officers, employees, or agents in any way restricts, impairs or prohibits the Purchaser or the Company, or any successor from amending, merging or terminating any Company Plan in accordance with the express terms of any Company Plans and applicable Law. Except as required by applicable Law, no such amendment, merger or termination is subject to the consent or other approval of any employee of the Company.

(h)	There are no material unfunded liabilities in respect of any Company Plan, including going concern unfunded liabilities, solvency deficiencies or wind up deficiencies where applicable.

(i)	The Company has not:

(i)	made or committed to make any material increase in contributions or benefits under any Company Plan that would become effective either on or after the date of this Agreement; or

(ii)

failed to commence the participation of any eligible employee of the Company in a Company Plan at the time prescribed by the Company Plan (and no participant whose active participation in a Company Plan has been suspended in accordance with the provisions of such plan has been denied resumption of active participation at the time prescribed by the Company Plan).

(j)

With respect to any Company Plan under which participants are entitled to direct the investment of their benefits, the Company Plan’s administrator has never failed to cause the directions of any participant given in the manner prescribed by the Company Plan to be carried out.

(k)	The Company has never maintained, established, sponsored, participated in, or contributed to any Company Plan outside of Canada.

(l)

Except as set forth in Section (17)(l) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transaction will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Plan or Contract that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company.

(18)	Labour Matters.

(a)

Except as set forth in Section (18)(a) of the Company Disclosure Letter: (i) neither the Company nor any of its Subsidiaries is, or in the past three (3) years, has been a party to any collective bargaining agreement or other agreement with a labour union or like organization; (ii) there are no unions, works councils, or any other similar representative of any Company Employees or other service providers to the Company or any of its Subsidiaries; (iii) no unions, or any other similar representative of Company Employees or other service providers to the Company or any of its Subsidiaries need to be notified or consulted prior to the execution, delivery and performance of this Agreement by the Company or the consummation of the Transaction; and (iv) to the Company’s knowledge, there are no activities or proceedings by any individual or group of individuals, labour organizations or labour unions or like organizations, to organize any Company Employees.

(b)

Neither the Company nor any of its Subsidiaries is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former employee of the Company or any of its Subsidiaries.

(c)

Each of the Company and its Subsidiaries is, and to the Company’s knowledge has for the past three (3) years been in compliance in all material respects with all their own policies and handbooks, all terms and conditions of employment, and all Laws respecting labour, employment and employment practices, written employment agreements, terms and conditions of employment, wages and hours, human rights, immigration, pay equity, employee privacy, accommodation and occupational safety and health, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, overtime compensation, time-tracking, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. Neither the Company nor any of its Subsidiaries has, and could not reasonably be expected to have, any actual or potential liability as a joint employer with any other Person, including for any alleged violations of any applicable Laws related to employees.

(d)

All material obligations of the Company and its Subsidiaries due for any Company Employee compensation or remuneration (including salary, bonuses, commissions, overtime pay, vacation pay, and termination or severance pay) have been paid or, if unpaid, are accrued and reflected in the books and records of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with all written agreements with current and former Company Employees.

(e)

To the Company’s knowledge, there are no material: (i), outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing under Law in relation to Company Employees; or (ii) outstanding orders under applicable occupational health and safety legislation or workers’ compensation legislation in relation to Company Employees or Company Assets.

(f)

To the Company’s knowledge, there is no labour strike, dispute, lock-out work slowdown or any other industrial dispute (by or in respect of the Company’s or any of its Subsidiaries’ employees or other service providers, as the case may be) that will result in a work stoppage pending or involving or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries.

(g)

To the Company’s knowledge, neither the Company nor any of its Subsidiaries has engaged in any unfair labour practice in the past three (3) years, and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, threatened against the Company or any of its Subsidiaries.

(h)

Except as disclosed in Section (18)(h) of the Company Disclosure Letter and except as would not be reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, there are no claims, complaints, investigations, orders, audits or proceedings outstanding or, to the Company’s knowledge, pending or threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former Company Employee, any applicant for employment, any independent contractor or other service provider to the Company or any Subsidiary, or Governmental Entity, or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, unfair labor practices, harassment, retaliation, equal pay, wages and hours, work conditions, privacy, health and safety, overtime compensation, unemployment insurance, workers’

C - 13

compensation insurance, or any other employment related matter, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment or services relationship nor have there been any requests of or notifications related to any such legal proceedings, including any audits or investigations, from any Governmental Entity.

(19)	Compliance with Law; Permits.

(a)

Except as disclosed in Section (19)(a) of the Company Disclosure Letter, to the Company’s knowledge, the Company and each of its Subsidiaries is, and has been in compliance in all material respects with Law, other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. To the Company’s knowledge, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, except for such investigations or reviews the outcome of which would not be material to the Company and its Subsidiaries (taken as a whole) or prevent the consummation of the Transaction.

(b)

Each of the Company and its Subsidiaries has obtained and is in material compliance with all Permits necessary to conduct its business as it is presently conducted. Except as disclosed in the Company Public Disclosure Record, the operation of the business of the Company and its Subsidiaries as presently conducted is not, and has not been, in violation of, nor is the Company or its Subsidiaries in material default or violation under, any Permit, and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation of any material term, condition or provision of any Permit, and to the Company’s knowledge, no Person has threatened to revoke, amend or impose any condition in respect of, or to the Company’s knowledge, commenced proceedings to revoke, amend or impose conditions in respect of, any Permit.

(c)

For the past three (3) years, the Company and its Subsidiaries (A) have at all times been in compliance in all material respects with Cannabis Laws and the Food and Drugs Act (Canada) (collectively, “Applicable Healthcare Laws”); (B) have not received any correspondence or written notice from any Governmental Entity alleging or asserting material non-compliance with any Applicable Healthcare Laws or any Permit required by any such Applicable Healthcare Laws; (C) have not received written notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action from any Governmental Entity or third party (i) alleging that any operation or activity of the Company, the Subsidiaries or any of their directors, officers and/or employees is in material violation of any Applicable Healthcare Laws or Permits required by any such Applicable Healthcare Laws, or (ii) that seek the revocation, cancellation or adverse modification of any Permit; and (D) either directly has, or indirectly on its behalf has, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Healthcare Laws or Permits required by any such Applicable Healthcare Laws in order to keep all Permits in good standing, valid and in full force (except where the failure to so file, declare, obtain, maintain or submit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company), and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

(d)

Except for ordinary course inquiries by Regulatory Authorities, no Regulatory Authority is presently alleging or asserting, or, to the Company’s knowledge, threatening to allege or assert, material non-compliance with any applicable legal requirement or registration in respect of the Company’s products.

(e)

Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity alleging a defect or claim in respect of any products supplied or sold by the Company or any of its Subsidiaries to a customer.

(f)

Since March 17, 2017, all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each of its Subsidiaries in connection with their business has been conducted in accordance with standard industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current business, and all such processes, procedures and practices, required in connection with such activities are being complied with in all material respects.

(g)

To the Company’s knowledge at the time of entering into the applicable business relationship, all supply, production and processing partners had obtained and were in compliance with all authorizations required by the jurisdictions in which they operated to permit them to conduct their business as conducted at the time of the entering into of such business relationship, and the Company has not since received written notice of non-compliance with such authorizations by any such production or processing partners.

(h)

To the Company’s Knowledge, the Company’s products are currently manufactured, tested, packaged and labeled at facilities which are in material compliance with applicable Laws, Applicable Healthcare Laws and such other regulatory requirements applicable to the Company’s products.

(20)	Privacy Laws.

(a)

To the Company’s knowledge, for the past three (3) years, the Company has substantially complied at all times, in all material respects, with all applicable Privacy Laws in connection with the collection, use and disclosure of Personal Information by the Company.

(b)

The Company has had, since March 17, 2017, an external privacy policy governing the collection, use and disclosure of Personal Information by the Company and has collected, used and disclosed Personal Information in accordance in all material respects with such policy.

(c)

Since March 17, 2017, the Company has taken reasonable steps (including, without limitation, implementing and maintaining administrative, technical and physical security measures) to ensure that all Personal Information in its possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. To the Company’s knowledge, there has been no confirmed or reasonably suspected loss or theft of, or unauthorized access to, or use or disclosure of Personal Information in the possession or control of the Company.

(d)

The Company has not received any written complaint from any Person relating to the Company’s collection, use, disclosure and protection of Personal Information and to the Company’s knowledge, the Company is not the subject of an investigation, audit or inspection carried out by or on behalf of a Governmental Authority.

(e)	The Arrangement and the Transaction will not result in (i) a violation by the Company of Privacy Laws, or (ii) a violation of the privacy policies of the Company.

(f)

The Company is, and to the Company’s knowledge for the past three (3) years has been, in material compliance with the PCI Security Standards Council’s Payment Card Industry Data Security Standard (PCI-DSS) and all other applicable security rules and requirements as promulgated by the PCI Security Standards Council or by any entity that (i) functions as a card brand, card association, card network, payment processor, acquiring bank, merchant bank or issuing bank and (ii) the Company or any of its Subsidiaries interacts with in the Ordinary Course.

(21)

Products and Inventories. The Inventories: (i) are of a quality in conformity in all material respects with the warranties given by the Company or any of its Subsidiaries pursuant to supply Contracts or any other Contracts to which they are a party, (ii) are of a quality in conformity in all material respects with industry standards, (iii) are not subject to a voluntary recall by the Company or any of its Subsidiaries, by the manufacturer or distributor of the Inventories or any Governmental Entity, and to the Company’s knowledge, there is no threat of any such recall, (iv) with respect to the portion of the Inventories consisting of finished products, are Saleable, (v) with respect to the portion of the Inventories consisting of raw materials and work-in-progress, is of a quality usable in the production of finished products, and (vi) since the past three (3) years, have been manufactured and produced in accordance, in all material respects with, and meet all material requirements of, applicable Law, and meet the material specifications in all Contracts, with customers of the Company relating to the sale of such products, in each case, except to the extent written off or written down to fair market value or for which adequate reserves have been established. All Inventories are owned by the Company free and clear of all Liens other than Permitted Liens, and no Inventories are held on a consignment basis from others. The level of Inventories is consistent with the level of inventories that has been maintained in the operation of the Business prior to the date hereof in accordance with the operation of the Business in the Ordinary Course. Without limiting the generality of this Section (21), all products previously or currently produced, distributed or sold by, and all services provided by, the Company have been produced, packaged, labeled, advertised, distributed and sold (or in the cases of services, provided) in accordance with and meet all material requirements of, applicable Law, in all material respects, and meet the material specifications in all Contracts with customers of the Company relating to the sale of such products in the Ordinary Course, and (x) there have been no material claims against the Company pursuant to any product warranty or with respect to the production, distribution or sale of defective or inferior products or with respect to any warnings or instructions concerning such products, and (y) except as disclosed in Section (21) of the Company Disclosure Letter, there have been no recalls regarding any of the products produced, distributed or sold by the Company or any its Subsidiaries, and, to the Company’s knowledge, there are no grounds for any such recall.

(22)	Company Material Contracts.

(a)

Except for this Agreement, the Waiver and Amendment Agreement and any agreement between the Company and its Subsidiaries and the Purchaser and its Affiliates, and except for the Contracts filed as part of the Company Public Disclosure Record, Section (22) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts to which the Company or its Subsidiaries is a party or to which it is bound:

(i)

any supply or purchase Contract that (A) required payments either to or from the Company and its Subsidiaries of more than $200,000 in the aggregate in the past twelve (12) months, or (B) is reasonably likely to require payments either to or from the Company and its Subsidiaries of more than $200,000 in the aggregate in the next twelve (12) months;

(ii)

any partnership, joint venture, strategic alliance, or an arrangement for the sharing of profits or proprietary information or other similar agreement or arrangement that is material to the business of the Company or any of its Subsidiaries and that relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance, or sharing of profits or proprietary information material to the business of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a five percent (5%) voting, economic or other membership or partnership interest, or any interest valued at more than $100,000 without regard to percentage voting or economic interest;

(iii)

any Contract (other than solely among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property owned by the Company, in either case, whether incurred, assumed, guaranteed or secured by any asset, in excess of $200,000;

(iv)

any Contract that: (A) limits in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Purchaser or any of its Subsidiaries) may engage or the manner or geographic areas in which any of them may so engage in any business; (B) stipulates covenants of any other Person not to compete with the Company or any of its Subsidiaries (or, after the Effective Time, the Purchaser or any of its Subsidiaries) in any type of business or in any geographical area; (C) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries; or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, except as would not be material to the Company and its Subsidiaries (taken as a whole);

(v)	any Contract with a Governmental Entity for a value in excess of $200,000;

(vi)

any Contract containing (A) covenants of the Company or any of its Subsidiaries (or, after the Effective Time, the Purchaser or any of its Subsidiaries) not to solicit or hire any Person with respect to employment or (B) covenants of any other Person not to solicit or hire any Person with respect to employment, excluding, in each case, customary non-solicitation provisions regarding the non-solicitation of customers, suppliers and partners in Contracts with such persons.

(vii)

except for compensation or other employment arrangements, any Contract between the Company or any of its Subsidiaries, on the one hand, and (A) any current or former director, (B) current or former chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, (C) any Person which, to the knowledge of the Company based on the information set out in (i) the Information Circular of the Company dated December 14, 2022 (as amended from time to time), and (ii) a list of non-objecting beneficial owners of the Company Shares as of December 22, 2022, provided by TSX Trust Company, beneficially owns one percent or more of the number or the voting power attached to the issued and outstanding Company Shares, on the other hand, or (D) an Associate of any such Person listed in clause (C) above;

(viii)

any Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(ix)

any Contract that gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, the Company’s products or services (or licenses to the Company that Person’s products or services) for a fixed aggregate price at no additional charge;

(x)

any Contract (other than Company Awards) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(xi)

any Contract for the employment of, or receipt of any services from any Company Employee providing for annual cash base salary or wage or consulting fees (excluding, for the avoidance of doubt, variable compensation) in excess of $200,000;

(xii)	any employment or consulting Contract which provides for change in control entitlements, or active retention payments in connection with a change of control in excess of $50,000;

(xiii)

any Contract with any independent contractors of the Company or any of its Subsidiaries or other Persons that have provided intellectual property or other proprietary information development services to the Company;

(xiv)

any collective bargaining agreement or similar Contract with any labour union, works council, labour organization, economic committee, or other employee representative body applicable to any Company Employee;

(xv)

any Contract that contains a change of control provision that modifies the rights of any party to such Contract or requires consent of a party thereto in connection with the transactions contemplated by the Agreement; and

(xvi)

any Contracts pursuant to which (A) the Company or any of its Subsidiaries is granted by any other Person, or grants to any other Person, any license, sublicense, consent to use, settlement, coexistence agreement, covenant not to sue, waiver, release, or permission, whether written or oral, relating to any Intellectual Property Rights, or that assigns to any Person, or is assigned by any Person, any Intellectual Property Rights (other than shrink wrap agreements for off-the-shelf software), or (B) any research or development activities are conducted with respect to any of the Company or any of its Subsidiaries products and services or any Intellectual Property Rights of the Company or any of its Subsidiaries (each such Contract described in the foregoing clauses (i) through (xv), is referred to herein as a “Company Material Contract”).

(b)

Each of the Company Material Contracts is legal, valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s knowledge, each other party thereto, and is in full force and effect and is enforceable by the Company or any of its Subsidiaries, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to principles of equity), and, except for Company Material Contracts set forth in Section (22)(a)(vii) of the Company Disclosure Letter, is the product of fair and arms’ length negotiations between each of the parties to such Company Material Contracts.

(c)

The Company and each of its Subsidiaries have performed, in all material respects, all respective obligations required to be performed by them to date under the Company Material Contracts of the Company and there is no material default under any such Company Material Contracts by the Company or any of its Subsidiaries, and to the Company’s knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or its Subsidiaries, and to the Company’s knowledge, any other party thereto.

(d)

The Company has not received notice (whether written or oral) that any party to a Company Material Contract intends to cancel, terminate or otherwise materially modify or not renew its relationship with the Company or any of its Subsidiaries and to the Company’s knowledge, no such action has been threatened.

(e)

No party to a Company Material Contract is entitled to terminate or amend any material term of such Company Material Contract in connection with or as a result of, or is otherwise entitled to a payment in connection with the Arrangement or the completion of the transactions contemplated by this Agreement.

(f)	Complete and correct copies of each Company Material Contract entered into by the Company since July 12, 2022, have been made available to the Purchaser prior to the date hereof.

(23)	Owned and Leased Real Property.

(a)

Except as set out in Section (23)(a) of the Company Disclosure Letter, neither the Company nor its Subsidiaries own any real property or hold an ownership interest in any real property (the “Owned Real Property”). The Company and/or its Subsidiaries have good, valid and legal title to all Owned Real Property owned by the Company or its Subsidiaries, free and clear of all Liens, expect Permitted Liens.

(b)

Except as set out in Section (23)(b) of the Company Disclosure Letter, neither the Company nor its Subsidiaries lease any real property, hold a leasehold interest in any real property, or have a licence to use and/or occupy any real property save and except as listed in the Company Disclosure Letter (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”). Section (23)(b) of the Company Disclosure Letter lists all of the Leased Real Property and sets out, in respect of each lease: (i) the municipal address and applicable unit or premises leased; (ii) the date of the lease and any amendments to or assignments of it; and (iii) the original and current parties to the lease and any amendments to or assignments of it.

(c)

To the Company’s knowledge, with respect to the Leased Real Property: (i) each lease or sublease for such Leased Real Property constitutes a legal, valid and binding obligation of the Company or any of its Subsidiaries, as the case may be, enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries, as the case may be, is in material breach of or default under any such lease or sublease and, to the Company’s knowledge, no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a material breach of or default under any such lease or sublease; (iii) no counterparty to any such lease or sublease is in material default thereunder; (iv) the current use of the Leased Real Property complies in all material respects with applicable Law and, to the extent required, occupancy permits or certificates have been received from the applicable Governmental Entity with respect to all Leased Real Property; and (v) no third party has terminated or has the right to terminate any lease or sublease of the Company except in accordance with its terms, or with respect to the normal exercise of remedies in connection with any defaults thereunder, or in accordance with any termination rights set out therein.

(d)

Except as set out in Section (23)(b) of the Company Disclosure Letter, neither the Company nor its Subsidiaries has sub-leased, licensed or otherwise granted to any Person (other than the Company or any of its Subsidiaries) the right to use or occupy any Leased Real Property.

(e)	Each Real Property is sufficient for the purpose of the business of the Company and/or its Subsidiaries as presently conducted at such Real Property location.

(f)	The Company has not received notice of any suits, actions or proceedings pending or threatened against or affecting any of the Owned Real Property before any Governmental Entity.

(g)	The Company has not received notice of any pending or threatened condemnation or expropriation proceedings with respect to any of the Owned Real Property.

(h)

Except as disclosed in Section (23)(h) of the Company Disclosure Letter, to the Company’s knowledge, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Owned Real Property or any of the material assets owned by the Company or its Subsidiaries (or any portion thereof or interest therein), except in connection with the Arrangement.

(i)	To the Company’s knowledge, there are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Owned Real Property.

(j)

Except as disclosed in Section (19)(a) of the Company Disclosure Letter, to the Company’s knowledge, the current uses of the Real Property are lawful and valid under all applicable Law and the Company has received all requisite permissions authorizing such uses.

(k)	To the Company’s knowledge, all required consents and approvals have been obtained in respect of the development of the Owned Real Property and any alteration, extension or other improvement thereof.

(24)

Sufficiency of Assets. The Company and its Subsidiaries have valid, good and marketable title to (whether a leasehold interest or otherwise) all personal property as is necessary for them to conduct their business as presently conducted owned by them, free and clear of all Liens other than Permitted Liens. The assets and property owned, leased or licensed by the Company and its Subsidiaries are sufficient, in all material respects, for conducting the business of the Company as currently conducted in the Ordinary Course.

(25)	No Hedging. Neither the Company nor its Subsidiaries have any foreign currency hedging or commodity hedging arrangements in effect.

(26)

Environmental Matters. Except as set forth in Section (26) of the Company Disclosure Letter: (i) to the Company’s knowledge, the Company and its Subsidiaries have at all times complied in all material respects with all applicable Environmental Laws; (ii) to the Company’s knowledge, no Real Property owned or operated by the Company or any of its Subsidiaries, in the past three (3) years, has been materially contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in material liability under any applicable Environmental Laws other than at sites for which existing reserves and/or indemnification will fully address all future costs; (iii) to the Company’s knowledge, neither the Company nor any of its Subsidiaries is subject to material liability for any Hazardous Substance disposal or contamination on any third party property other than at sites for which existing reserves and/or indemnification recoveries will cover all future costs; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in material violation of or subject to material liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity obligation or other agreement with any third party relating to material liability or material obligations relating to any Environmental Law; (vi) to the Company’s knowledge, there are no other circumstances or conditions concerning the Company or any of its Subsidiaries that would reasonably be expected to result in any material claim, liability, investigation or capital expenditure under any applicable Environmental Laws not otherwise fully covered by existing reserves and/or indemnification recoveries; (vii) no written environmental reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any property currently or, in the past three (3) years, owned, leased, or otherwise controlled by the Company or any of its Subsidiaries and, to the knowledge of the Company, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property; (ix) to the Company’s knowledge, there are no material changes in the status, terms or conditions of any permits, approvals, consents, orders or exemptions granted in relation to Environmental Laws held by the Company or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein, or the continuation of the business of the Company or any of its Subsidiaries following the Effective Date; (x) neither the Company nor any of its Subsidiaries (i) is a party to any litigation or administrative proceeding, nor to the Company’s knowledge has any litigation or administrative proceeding been threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances, (ii) has any knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws.

(27)	Taxes.

(a)	The Company and each of its Subsidiaries:

(i)

have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects;

(ii)

except as disclosed in Section (27)(a)(ii) of the Company Disclosure Letter, have paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor or third party; and

(iii)	have withheld from each payment made to any Person, and charged, collected and remitted in respect of every sale, supply and delivery, all Taxes required under applicable Law,

except in each case as either would not be material to the Company or its Subsidiaries (taken as a whole) or are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent Company Interim Financial Statements.

(b)

Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except as would not be material to the Company or its Subsidiaries (taken as a whole).

(c)

Except as disclosed in Section 27 (c) of the Company Disclosure Letter, there are no outstanding or, to the Company’s knowledge, pending, or threatened in writing, audits, examinations, investigations, proposed adjustments, assessments, reassessments, appeals, or other Tax-related proceedings with respect to the Company or any of its Subsidiaries.

(d)	There are no Liens (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(e)

Neither the Company nor any of its Subsidiaries has acquired property or services from, or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, in such circumstances that would result in the Company or its Subsidiaries becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act.

(f)

The Company and each of its Subsidiaries have made adequate and sufficient accruals for material Taxes on the most recent financial statements filed as part of the Company Public Disclosure Record in accordance with IFRS, with respect to any taxable period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing as of the date of the filing of such financial statements.

(g)

The Company has not received any written claim made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(h)	The Company is not a non-resident of Canada within the meaning of the Tax Act and is a taxable Canadian corporation within the meaning of the Tax Act.

(i)

Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated, unitary or other similar group for Tax purposes (other than a group the parent of which is the Company or a Subsidiary of the Company).

(j)

Neither the Company nor any of its Subsidiaries will be required to include any material item in income, or exclude any material item of deduction from taxable income which would result in additional taxable income in excess of currently available non-capital losses, for any period ending after the Closing Date as a result of any (i) change in income Tax accounting method made prior to the Closing, (ii) use of an improper method of income Tax accounting prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) prepaid amount received or deferred revenue earned prior to the Closing.

C - 23

(k)

Neither the Company nor any of its Subsidiaries, (i) is a party to or bound by, or has any obligation or liability under, any Tax sharing, Tax indemnity, Tax allocation or similar contract or agreement (other than customary commercial contracts entered into in the Ordinary Course and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)), or (ii) to the Company’s knowledge, is a party to any joint venture, partnership or other arrangement or contract that is or should be treated as a partnership for U.S. federal income Tax purposes.

(l)

To the Company’s knowledge there are no commercial debt obligations, within the meaning of section 80 of the Tax Act, outstanding among any of the Company and its Subsidiaries resident in Canada whose adjusted cost base or fair market value is less than their principal amounts, except those commercial debt obligations the capitalization of which would not give rise to a forgiven amount, within the meaning of section 80 of the Tax Act, in excess of available tax attributes of the Company and its Subsidiaries resident in Canada.

(28)

Insurance. As of the date hereof, the Company and each of its Subsidiaries are insured by the policies of insurance included in Section (28) of the Company Disclosure Letter, all of which are provided by third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company, taken as a whole, except as would not reasonably be expected to have a Material Adverse Effect in respect of the Company. All material insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, no written notice of cancellation has been received, and there is no existing default or, to the Company’s knowledge, event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder. To the Company’s knowledge, there is no claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(29)	Intellectual Property.

(a)

Section (29)(a) of the Company Disclosure Letter sets forth a current, complete and correct list of all: (i) Company Registered Intellectual Property Rights, setting forth for each of the foregoing as applicable, the title, application number, filing date, issuance or grant date, jurisdiction, and registration number for each such item of Company Registered Intellectual Property Rights, and setting forth for each domain name registration, the applicable domain name registrar, the name of the registrant and the expiration date for the registration; and (ii) all common law Trademarks owned by the Company or its Subsidiaries or used by Company or its Subsidiaries in connection with the conduct of the Company’s business. “Company Registered Intellectual Property Rights” means Intellectual Property Rights that are subject to any issuance, registration or application by or with any government authority, including the United States Patent and Trademark Office, the United States Copyright Office, or any equivalent foreign patent, trademark, or copyright offices, or an authorized private registrar, in any country or jurisdiction, in each case that are owned or purported to be owned by or filed or applied for by or on behalf of any of the Company or its Subsidiaries. “Company Intellectual Property Rights” means all Company Registered Intellectual Property Rights and all other Intellectual Property Rights owned or purported to be owned by, the Company or its Subsidiaries. “Intellectual Property Rights” means any and all intellectual property and industrial property, and all related rights, interests, and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world, all registrations, applications for registration, and renewals of such rights, and the goodwill connected with the use of and symbolized by any of the foregoing, including any and all: patents (including all reissues, divisionals, continuations, continuations-in-part and extensions thereof), provisional patent applications, trademarks, service marks, trade names, or similar indicia of source of origin, copyrights and works of authorship (whether or not copyrightable), Trade Secrets, proprietary and non-public business information, confidential information, know-how, methods, processes, techniques, designs, inventions, technology, technical data, schematics, recipes, formulae, formulations, customer lists, websites and domain names, uniform resource locators and other names and locators associated with the Internet, and rights in social networking names, pages and tags, and associated web addresses, URLs, websites and web pages, and all content and data thereon and relating thereto, and all other intellectual property rights including design rights (whether or not appropriate steps have been taken to protect such rights under applicable law), and with respect to the each of the foregoing, the right (whether at law, in equity, by contract or otherwise) to use, practice or otherwise exploit any of the foregoing, together with all royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Company or its Subsidiaries and any claims, causes of action or rights to sue for and remedies against past, present and future infringements of any of the foregoing, whether accruing before, on, or after the date hereof.

(b)

Each item of the Company Registered Intellectual Property Rights is subsisting, in good standing, and unexpired, and has not been abandoned or cancelled. To the knowledge of the Company, there are no facts, information, or circumstances (including any facts or information that would constitute prior art) that would render any of the Company Registered Intellectual Property Rights invalid or unenforceable, or would preclude the issuance of or otherwise affect any pending application for any Company Registered Intellectual Property Rights, and neither the Company nor any of its Subsidiaries has taken any actions that would result in any patent included in the Company Registered Intellectual Property Rights being invalid, including any disclosure, publication or sale of the invention more than one (1) year prior to the priority date of the applicable Patent application. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of the Company, the Company or one of its Subsidiaries owns all rights, title and interests in or possesses sufficient and legally enforceable licenses or other rights to all Intellectual Property Rights necessary and sufficient for the conduct of the business and operations of the Company as currently conducted, free and clear of Liens. Neither the Company nor any Subsidiary jointly owns any right, title or interest with any other Person of any Company Intellectual Property Rights.

(c)	All of the Company Registered Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company.

(d)

Except as set forth in Section (29)(d) of the Company Disclosure Letter, to the Company’s knowledge, all of the Company Registered Intellectual Property Rights are valid, enforceable, subsisting and in full force and effect. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial, and with respect to the Registered Intellectual Property Rights, record, owner of all right, title and interest in and to the Company’s Intellectual Property Rights, and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Business as currently conducted. All assignments and other instruments necessary to establish, record, and perfect Company’s ownership interest in the Registered Intellectual Property Rights have been validly executed, delivered, and filed with the relevant governmental authorities and authorized registrars. The Company Intellectual Property Rights do not infringe upon, misappropriate or otherwise violate any Person’s Intellectual Property Rights.

(e)

Except as set forth in Section (29)(e) of the Company Disclosure Letter, to the Company’s knowledge, the conduct of the business of the Company, as currently carried on, and the products, processes, and services of the business, do not, infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person. The Company has not received written or oral notice of any such infringement, misappropriation or violation. To the Company’s knowledge, no Person is infringing, misappropriating or violating the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(f)

The Company has taken commercially reasonable steps to protect its Intellectual Property Rights, in each case in accordance with standard industry practice. The Company Intellectual Property Rights have not been developed with the assistance or use of any funding from third parties or third party agencies.

(g)

Other than as set forth in Section (29)(g) of the Company Disclosure Letter and in respect of the Company Secured Note, the Company is not a party to or bound by any Company Material Contract or other obligation that limits or impairs its ability to use, sell, transfer, assign or convey, or that otherwise affects: (i) any of the Intellectual Property Rights owned by it or any of its Subsidiaries or (ii) any of the Intellectual Property Rights, licensed to or used by it or any of its Subsidiaries, the loss of which would have a Material Adverse Effect in respect of the Company. The Company has not granted to any Person (other than consultants solely for the purpose of providing services to the Company or a Subsidiary) any right, license or permission to use all or any portion of, or otherwise encumbered any of its rights in, or to, any of the Intellectual Property Rights owned by, licensed to or used by the Company. Other than as set forth in Section (29)(g) of the Company Disclosure Letter, the Company is not obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Intellectual Property Rights. The Company or its Subsidiaries have valid and continuing rights to use, sell, license and otherwise exploit, as the case may be, all Intellectual Property Rights licensed to the Company or any of its Subsidiaries as the same is currently used, sold, licensed and otherwise exploited by the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary, nor to the Company’s knowledge, any other Person is in breach of any Contract described in this Section (29)(g), and neither the Company nor any Subsidiary has notified any Person and no Person has notified the Company of any Subsidiary of any such breach.

(h)

Except as set forth in Section (29)(h) of the Company Disclosure Letter, the transactions contemplated by this Agreement and the Arrangement Resolution and the continued operation of the Company in the same manner in which it is currently carried on will not violate or breach the terms of any Intellectual Property Rights license or entitle any other party to any such Intellectual Property Rights license to terminate or modify it, or otherwise adversely affect the Company’s rights under it. Immediately following the Closing, all Company Intellectual Property Rights will be owned or available for use by Purchaser on identical terms as they were owned or available for use by Company immediately prior to the Closing.

(i)

To the knowledge of the Company, no confidential information of the Company or its Subsidiaries has been disclosed by the Company or any of its Subsidiaries to any third party other than pursuant to a confidentiality agreement pursuant to which such third party agrees to protect such confidential information.

(j)

Except as set forth in Section (29)(j) of the Company Disclosure Letter, each Trade Secret included in the Intellectual Property Rights owned or purported to be owned by, or licensed to, the Company that is material to the Company is appropriately documented and the documentation in possession of the Company related to such Trade Secrets is current, accurate and sufficient in detail and content to identify and explain the Trade Secrets and allow their full and proper use by the Company without reliance on the knowledge or memory of any individual. The Company has taken reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets. Any disclosures of Trade Secrets have been made under a valid and enforceable written agreement which includes contractual provisions to protect unauthorized disclosure and use of the Trade Secret. Neither the Company nor any Subsidiary has received any notice from any Person that there has been an unauthorized use or disclosure of any Trade Secrets included in the Intellectual Property Rights owned or purported to be owned by, or licensed to, the Company or any of its Subsidiaries. No Trade Secret is currently subject to any adverse Action or has been challenged or to the Company’s knowledge, threatened in any way. No Trade Secrets are co-owned or jointly-owned with any Person. To the Company’s knowledge, no confidential or proprietary information owned by any Person (other than the Company, its directors, officers or employees) has been incorporated into any Trade Secret. No Trade Secret is the subject of any escrow or similar arrangement which may provide the release of such Trade Secrets to Persons other than the Company under any conditions.

(k)

All current and former employees, consultants and independent contractors of the Company or any of its Subsidiaries, including those who are or were involved in, or who have contributed to, the creation or development of any Company Intellectual Property Rights, have executed and delivered to the Company or Subsidiary a valid, binding, enforceable written agreement (containing no exceptions to or exclusions from the scope of its coverage) regarding the protection of proprietary information and the irrevocable present assignment to Company (or that otherwise provides for a valid, binding, enforceable assignment under the laws of the applicable jurisdiction) of all right, title and interest in such Company Intellectual Property Rights. To the Company’s knowledge, no current or former employee, consultant or independent contractor is in violation of any term of any such agreement, or any other agreement relating to the relationship of any such employee, consultant or independent contractor with Company.

(30)	Related Party Transactions.

(a)

Except as set forth in Section (22)(a)(vii) or Section (30)(a) of the Company Disclosure Letter, and except for compensation or other employment arrangements, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and (i) any past or present director, (ii) any past or present chairman, chief executive officer, president, secretary, treasurer or any senior vice-president of the Company, (iii) any Person which, to the knowledge of the Company based on the information set out in (A) the Information Circular of the Company dated December 14, 2022 (as amended from time to time), and (B) a list of non-objecting beneficial owners of the Company Shares as of December 22, 2022, provided by TSX Trust Company, beneficially owning ten percent or more of the number or the voting power attached to the outstanding Company Shares, on the other hand, or (iv) any Affiliate of such Persons listed in clause (iii) above.

(b)

Except as set forth in Section (22)(a)(vii) or Section (30)(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted to any past or present director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries (except for amounts due in the Ordinary Course, including salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses).

(31)

Brokers and Finders. Except for the fees payable to the Valuator set out in Section (31) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries nor any of their respective officers, directors or employees (in their respective capacities as officers, directors or employees) has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transaction payable or owed by the Company. The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Valuator by the Company.

(32)

Opinion of Valuator. The Company Special Committee has received verbal confirmation from the Valuator that the Valuator is of the opinion that the Consideration to be received by Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than the Purchaser and its Affiliates).

(33)	Anti-Corruption.

(a)

Neither the Company nor any of its Subsidiaries have, nor to the Company’s knowledge, have any of its or their respective directors, executives, officers, representatives, agents or employees: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other anti-corruption and anti-bribery Law applicable to the Company or its Subsidiaries; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(b)

The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended and the other money laundering statutes applicable to the Company or its Subsidiaries, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued administered or enforced by any applicable Governmental Entity (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending, or to the Company’s knowledge, threatened.

(c)

Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any directors, executives, officers, representatives, agents or employees is currently the subject or target of any United States sanctions administered or enforced by Office of Foreign Assets Control (“OFAC”) and the Company has not lent, contributed or otherwise made available, directly or indirectly, any funds to any of its Subsidiaries, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any United States sanctions administered by OFAC.

(34)

Company Minute Books. The minute books of the Company and the minute books of each of its Subsidiaries are complete in all material respects, provided that in the case of any Subsidiary of the Company that was formed before it became a Subsidiary of the Company, the minute books are complete in all material respects from the date such Subsidiary became a Subsidiary of Company.

(35)

Company Senior Secured Note. The Company is in full compliance with the terms of the Company Senior Secured Note, including, but not limited to, the Minimum Liquidity Covenant, taking into account the Waiver and Amendment Agreement. As of the date hereof, the Company has “Unrestricted Cash” equal to not less than $4,000,000, taking into account the Waiver and Amendment Agreement.

Execution Version

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)

Organization, Good Standing and Qualification. The Purchaser and each of its subsidiaries is a legal entity duly incorporated, continued, amalgamated, as the case may be, and organized, validly existing and, to the extent such concept is acceptable, in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, is qualified to do business, is up-to-date in respect of all material corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Purchaser. Neither the Purchaser nor any of its Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of the Purchaser or any of its Subsidiaries and no board approvals have been given to commence any such proceeding.

(2)	Capital Structure.

(a)

The authorized capital of the Purchaser consists of 980,000,000 Purchaser Shares, and 10,000,000 shares of preferred stock. As of the close of business on the date of this Agreement, there were 618,007,938 Purchaser Shares and nil shares of preferred stock issued and outstanding in the capital of the Purchaser. All of the issued and outstanding shares in the capital of the Purchaser have been duly authorized and are validly issued, fully paid and non-assessable. As of the close of business on the date of this Agreement: (i) 4,596,077 Purchaser Shares are issuable upon the exercise of outstanding options to purchase Purchaser Shares (“Purchaser Options”) granted under the equity incentive plan of the purchaser dated February 5, 2018, as amended and restated on May 21, 2018 (the “Purchaser Equity Incentive Plan”); (ii) 16,497,488 Purchaser Shares are issuable upon the vesting or exercise of outstanding restricted share units of the Purchaser (“Purchaser RSUs”) granted under the Purchaser Equity Incentive Plan; (iii) nil Purchaser Shares are issuable upon the exercise or vesting of outstanding stock appreciation rights of the Purchaser (“Purchaser SARs”) granted under the Purchaser Equity Incentive Plan; (iv) 63,969 Purchaser Shares are issuable upon the exercise of outstanding pursuant to outstanding stock options under the equity-based compensation plan of Privateer Holdings, Inc. (the “Purchaser Original Plan”) and (iv) 6,209,000 Purchaser Shares are issuable pursuant to the exercise of warrants to purchase Purchaser Shares with an exercise price of $5.95 (the “Purchaser Warrants”).

(b)

All Purchaser Options, Purchaser RSUs, Purchaser SARs and options outstanding under the Purchaser Original Plan have been issued in compliance with all applicable Laws, including Securities Law, and the terms of the Purchaser Equity Incentive Plan, and the issuance of the Purchaser Shares under the Purchaser Equity Incentive Plan has been duly authorized by the board of directors of the Purchaser.

(c)

All Purchaser Warrants have been issued in compliance with all applicable Laws, including Securities Laws, and the issuance of the Purchaser Shares under the Purchaser Warrants has been duly authorized by the board of directors of the Purchaser.

(d)

Except for the Purchaser Options, Purchaser RSUs, Purchaser SARs, options outstanding under the Purchaser Original Plan and Purchaser Warrants issued and outstanding on the date of this Agreement, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, share appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Purchaser or any of its Subsidiaries to issue or sell any shares or other securities of the Purchaser or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Purchaser or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(3)

Corporate Authority; Approval. The Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Purchaser of the transactions contemplated thereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(4)

Issuance of Consideration Shares under the Arrangement. All of the Consideration Shares to be issued pursuant to the Arrangement, upon issuance, shall be validly issued as fully paid and non-assessable, shall be listed and posted for trading on the TSX and the Nasdaq and shall not be subject to any contractual or other restrictions on transferability or voting, other than as may be required by state securities laws of the states where any U.S. persons reside which may impose additional restrictions. All of the Consideration Shares to be issued pursuant to the Arrangement, upon issuance, shall be validly issued in compliance with all applicable Laws, including Securities Laws, and each such issuance has been duly authorized by the board of directors of the Purchaser. All of the Purchaser Shares to be issued on the exercise of the Company Warrants and Company Awards after the Effective Time, when issued or delivered, shall be issued as fully paid and non-assessable, shall be listed and posted for trading on the TSX and the Nasdaq and shall not be subject to any contractual or other restrictions on transferability or voting other than as may be required under Applicable Laws or the policies of the TSX and the Nasdaq.

(5)	Governmental Filings; No Violations; Etc.

(a)

Except for Required Regulatory Approvals, the Interim Order and the Final Order, no Regulatory Approvals are required to be made or obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the Transaction, except those that the failure to make or obtain could not reasonably be expected individually or in the aggregate to prevent or significantly impede or materially delay the completion of the Arrangement and Transaction or adversely affect the continuing operation of the business of the Purchaser and its Subsidiaries following the Effective Time.

(b)

The execution, delivery and performance of this Agreement by the Purchaser do not, and the consummation of the Transaction will not, constitute or result in, with or without notice, lapse of time or both:

i.	a breach or violation of, or a default under, the Organizational Documents of the Purchaser or any of its Subsidiaries;

ii.	a contravention, breach, violation or default under any Law applicable to it or any of the Purchaser or any of its Subsidiaries, or any of its or their respective properties or assets; or

iii.

a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets or property of the Purchaser or any of its Subsidiaries pursuant to, any contract binding upon the Purchaser or its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transaction) compliance with the matters referred to in Section (7), under any Law to which the Purchaser or any of its Subsidiaries is subject, except, in the case of the foregoing, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or significantly impede or materially delay the completion of the Transaction.

(6)

Securities Law Matters. The Purchaser is a “reporting issuer” under Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, and in each of the Northwest Territories, Yukon and Nunavut, and is not on the list of reporting issuers in default under the Securities Laws of such provinces or territories. The Purchaser Shares are listed and posted for trading on the TSX and the Nasdaq. The Purchaser is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws. None of the Purchaser’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws or securities Laws, including, without limitation, the laws of the United States. The Purchaser is not in default of any material requirements of any Securities Laws or the rules and policies of the TSX or the Nasdaq. The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada or to deregister or delist the Purchaser Shares under the rules or policies of the TSX or Nasdaq, nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser or the registration of any class of securities of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect or, to the Purchaser’s knowledge, has been threatened, and, to the Purchaser’s knowledge, the Purchaser is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. No director or officer of the Purchaser or any of its Subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States. The Purchaser financial statements have been prepared and filed in accordance with all applicable Securities Laws.

(7)	Compliance with Law.

(a)

Except as disclosed in the Purchaser Public Disclosure Record, and except as would not reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, each of the Purchaser and its Subsidiaries is, and has been at all times, in compliance in all material respects with (i) all applicable Law, including Securities Laws and (ii) applicable rules and policies of the TSX and the Nasdaq. To the Purchaser’s knowledge, no investigations or review by any Governmental Entity with respect to the Purchaser or any of its Subsidiaries is pending or threatened, except for such investigations or reviews the outcome of which would not be material to the Purchaser and its Subsidiaries (taken as a whole) or prevent the consummation of the Transaction.

(b)

Except as would not reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, neither the Purchaser, nor any of its Subsidiaries nor, to the Purchaser’s knowledge, any of their respective directors, executives, officers, representatives, agents or employees while acting in such capacity on behalf of the Purchaser or any of its Subsidiaries (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law, (B) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (D) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (E) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(c)

Except as would not reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, the operations of the Purchaser and its Subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Entity involving the Purchaser or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Purchaser’s knowledge, threatened.

(d)

Except as would not reasonably be expected to have a Material Adverse Effect in respect of the Purchaser, the Purchaser nor any of its Subsidiaries nor, to the Purchaser’s knowledge, any director, executive, officer, representative, agent, employee, affiliate or other Person acting on behalf of the Purchaser or its Subsidiaries is currently the subject or target of any United States sanctions administered or enforced by OFAC and the Purchaser has not lent, contributed or otherwise made available, directly or indirectly, any funds to any of its Subsidiaries, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any United States sanctions administered by OFAC.

(8)

Restrictions on Business Activities. Other than as disclosed in the Purchaser Public Disclosure Record, there is no agreement, judgment, injunction, order or decree binding upon the Purchaser or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Purchaser or any of its Subsidiaries or affiliates, any acquisition of property by the Purchaser or any of its Subsidiaries or affiliates, or the conduct of business by the Purchaser or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(9)

Purchaser Public Disclosure Record. To the Purchaser’s knowledge, the documents and information comprising the Purchaser Public Disclosure Record have been filed or furnished, as applicable, on a timely basis, with the applicable Securities Authorities pursuant to Securities Laws (as applicable) and the rules and policies of the TSX and Nasdaq since June 1, 2021, and all documents to be filed with the applicable Securities Authorities following the date of this Agreement until the Effective Time will be filed with the applicable Securities Authorities pursuant to Securities Laws (as applicable) and the rules and policies of the TSX and Nasdaq on a timely basis. To the Purchaser’s knowledge, the documents and information comprising the Purchaser Public Disclosure Record since June 1, 2021, at the time of its filing or being furnished, complied in all material respects, and all documents to be filed by or on behalf of the Purchaser on SEDAR or EDGAR following the date of this Agreement until the Effective Time will be in compliance in all material respects, with the applicable requirements of Securities Laws applicable to the Purchaser and, where applicable, the rules and policies of the TSX and the Nasdaq. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) and to the Purchaser’s knowledge, the documents and information constituting the Purchaser Public Disclosure Record since June 1, 2021 did not contain any Misrepresentation as of the date of disclosure of the applicable document or information. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Purchaser Public Disclosure Record, and, to the Purchaser’s knowledge, the Purchaser Public Disclosure Record (other than confidential treatment requests) is not the subject of ongoing review, comment or investigation by any Securities Authority, including the TSX and the Nasdaq.

(10)	Taxes.

(a)	The Purchaser and each of its Subsidiaries:

(i)

have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects;

(ii)

have paid all Taxes that are required to be paid or that the Purchaser or its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor or third party; and

(iii)	have withheld from each payment made to any Person, and charged, collected and remitted in respect of every sale, supply and delivery, all Taxes required under applicable Law,

except in each case as would not be material to the Purchaser or its Subsidiaries (taken as a whole).

(b)

Neither the Purchaser nor its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except as would not be material to the Purchaser or its Subsidiaries (taken as a whole).

(c)

There are no outstanding or, to the Purchaser’s Knowledge, pending, or threatened in writing, audits, examinations, investigations, proposed adjustments, assessments, reassessments, appeals, or other Tax-related proceedings with respect to the Purchaser or its Subsidiaries.

(d)	There are no Liens (other than Permitted Liens) on any of the assets of the Purchaser or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(e)

The Purchaser has not received any written claim made by a Governmental Entity in a jurisdiction where the Purchaser or its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

SCHEDULE “E”

REQUIRED REGULATORY APPROVALS

1.	Approvals from the following Governmental Entities prior to consummation of the transactions contemplated by this Agreement:

a.	Health Canada

b.	Alberta Gaming, Liquor & Cannabis

2.	Notices to the following Governmental Entities prior to consummation of the transactions contemplated by this Agreement:

a.	Liquor and Cannabis Regulation Branch (British Columbia)

b.	Newfoundland Labrador Liquor Corporation

c.	Saskatchewan Liquor and Gaming Authority

3.	Competition Act Approval

4.	Stock Exchange Approvals

E - 1

SCHEDULE “F”

WAIVER AND AMENDMENT AGREEMENT

April 10, 2023

To: HEXO Corp.

Ladies and Gentlemen:

RE: Temporary Waiver and Amendment of Certain Covenants under the Amended and Restated Senior Secured Convertible Note due 2026

Reference is made to (i) that certain Amended and Restated Senior Secured Convertible Note due 2026 (the “HEXO Note”), dated as of July 12, 2022, issued by HEXO Corp. (“HEXO”) and held by Tilray Brands, Inc. (“Tilray”) and (ii) that certain Advisory Services Agreement (the “Services Agreement”), dated as of July 12, 2022, by and between Aphria Inc., a wholly-owned Subsidiary of Tilray, and HEXO. Any term used herein but not defined shall have the meaning ascribed to it in the HEXO Note.

WHEREAS, concurrently with the entry into this agreement, HEXO and Tilray have entered into an arrangement agreement regarding Tilray’s proposed acquisition of all of the issued and outstanding shares of HEXO by way of a court approved arrangement (the “Arrangement Agreement”);

AND WHEREAS, HEXO has requested the waiver or amendment of the application of certain covenants set out in the HEXO Note, as outlined in this letter agreement (together, the “Waived Covenants”);

AND WHEREAS Tilray is prepared to agree to the waiver of the application of the Waived Covenants in accordance with, and subject to, the provisions of this letter agreement;

NOW THEREFORE:

1. HEXO Note Covenants; Temporary Waiver.

a.

Commencing on the date hereof and until the close of business on either the earlier of (i) Effective Date (as defined in the Arrangement Agreement) or, if the Effective Date does not occur by the Outside Date, either (ii) (A) the date upon which the Arrangement Agreement is terminated in accordance with its terms or (B) if the Arrangement Agreement is terminated pursuant to Sections 7.2(b)(i) (Failure to Obtain Shareholder Approval); 7.2(d)(i)(B) (HEXO’s Failure to Perform Covenants) on the sole basis that HEXO has failed to comply with the Minimum Liquidity Covenant resulting in a breach of Section 4.1(4)(aa); 7.2(c)(i) (Conditions related to Tilray’s Representations, Warranties or Covenants not satisfied); or 7.2(c)(iii) (Tilray Material Adverse Effect), then the date that is 60 days following the date of such termination, (the “Waiver Period”), and subject to payment by HEXO of the amounts set out in Section 2 of this letter agreement on the dates provided therein (other than amounts payable after the date hereof related to an Interim Period Financing), and payment by HEXO of all of the fees when due and payable pursuant to the Services Agreement (except where such fees are included in the amounts required to be paid, and have effectively been paid, pursuant to Section 2 and Schedule A hereof), Tilray agrees to and does hereby:

i.

waive the obligation of HEXO to perform and comply with the covenants set forth in Section 9(G) (Prepayment of Notes) of the HEXO Note in respect of payments contemplated herein or as permitted by the Arrangement Agreement, or in connection with any Change of Control (as defined in the HEXO Note) transaction permitted pursuant to Section 1(b)(i) of this letter agreement;

ii.	waive the obligation of HEXO to perform and comply with the covenants set forth in Section 9(N) (Adjusted EBITDA) of the HEXO Note;

iii.	amend the covenant set forth in Section 9(M) (Minimum Liquidity) of the HEXO Note such that references to “$20,000,000” therein shall be replaced with references to “$4,000,000”; and

iv.

acknowledge and accept that, for the purposes hereof and of the Arrangement Agreement, the calculation of the amount of Unrestricted Cash maintained by HEXO shall not take into account any reduction as a result of the payment contemplated in Section 2c.iii.(B) for the duration of the Waiver Period.

b.

Notwithstanding anything to the contrary in the HEXO Note, commencing on the date hereof and until the earlier of (i) the consummation of the transactions contemplated under the Arrangement Agreement and (ii) the valid termination of the Arrangement Agreement in accordance with its terms, if HEXO fails to maintain the minimum Unrestricted Cash in the amount set forth in Section 1.a.iii hereof, HEXO shall be entitled to cure such failure and shall not be in default of the Minimum Liquidity Covenant if it ensures, within 30 days thereafter, that the amount of its Unrestricted Cash is equal to or greater than $4 million, provided that in no event shall such cure period extend beyond the 7th day following the scheduled date of the Meeting (as defined in the Arrangement Agreement), and provided further that HEXO shall be entitled to cure such default only one time during the term of the HEXO Note;

c.

Commencing on the date hereof, and subject to payment by HEXO of the amounts set out in Section 2 of this letter agreement on the dates provided therein (other than amounts payable after the date hereof related to an Interim Period Financing), and payment by HEXO of all of the fees when due and payable pursuant to the Services Agreement (except where such fees are included in the amounts required to be paid, and have effectively been paid, pursuant to Section 2 and Schedule A hereof), Tilray agrees to:

i.

waive the obligation of HEXO to perform and comply with the covenants set forth in Section 9(E) (Change of Control) of the HEXO Note, as it applies to any Change of Control (as defined in the HEXO Note) resulting from (x) an acquisition of HEXO by Tilray pursuant to the Arrangement Agreement, or (y) a Superior Proposal (as defined in the Arrangement Agreement) that has been consummated in compliance with the terms set forth in the Arrangement Agreement, including, for greater certainty, HEXO making the payment of the Company Termination Fee to Tilray as may be required in accordance with the terms of the Arrangement Agreement; and

ii.

waive the obligation of HEXO to perform and comply with the covenants set forth in Section 9(K) (Asset Dispositions) in respect of the transfer of the Real Property Assets (as defined herein) owned by HEXO (or any subsidiary thereof) to Tilray (or any subsidiary thereof) on the date hereof, as contemplated in Section 2 of this letter agreement.

d.

For greater certainty, this letter agreement applies only to Waived Covenants for the time periods set forth herein, and nothing contained in this letter agreement shall constitute or be construed as a waiver of any other obligation of HEXO under the HEXO Note. HEXO covenants and agrees that it will not take any action that will intentionally breach any of the Waived Covenants set out in Section 1.a.ii and Section 1.a.iii of this letter agreement during the Waiver Period, and the waiver set out herein shall not apply and shall cease to have any force ab initio should HEXO intentionally or wilfully breach any of the Waived Covenants in Section 1.a.ii or Section 1.a.iii of this letter agreement.

2. Payment of Waiver Payment.

a.

HEXO shall pay to Tilray an aggregate amount equal to $18,453,417, which amount represents the acceleration and payment for obligations of HEXO currently outstanding and as consideration for Tilray agreeing to the waiver of the Waived Covenants as set out in Schedule A attached hereto (the “Required Payment”). Upon making the Required Payment, the obligations set out in Schedule A shall be deemed paid by HEXO and no longer owing.

b.

In addition, should HEXO complete an Interim Period Financing (as defined in the Arrangement Agreement), 50% of the amount of the gross proceeds (“50% Amount”) from such Interim Period Financing shall be immediately remitted to Tilray upon closing of such Interim Period Financing and applied: (i) to pay the remaining unpaid balance of the Required Payment in accordance with Section 2.c.iii; (ii) to the extent such 50% Amount is equal to or greater than $4,484,834, as an Additional Payment (as defined below); and (iii) once the maximum applicable Additional Payment has been made, if so made pursuant to Section 2.d, the outstanding 50% Amount shall be applied: (A) to any remaining unpaid balance of the Required Payment in respect of the waiver provided by Tilray of the Waived Covenants set out herein, or (B) if the Required Payment has been paid in full, against the then outstanding amount of the HEXO Note. Any failure by HEXO to immediately remit the proceeds payable to Tilray in respect of each Interim Period Financing shall, unless Tilray otherwise consents in writing, result in the termination of this letter agreement and the cessation and termination of all waivers and amendments provided herein.

c.	The Required Payment amount shall be paid in the following amounts and on the applicable dates as follows:

i.	$9,211,000 by wire transfer of immediately available funds to the account designated by Tilray in writing on or prior to the date hereof; and

ii.

$7,000,000 through (A) the transfer of the real estate properties on or within the properties owned by HEXO (or any of its applicable subsidiaries) located in Fort Collins, Colorado (the “Fort Collins Property”) to Tilray (or to such other entity designated by Tilray in writing on or prior to the date hereof) on the date hereof; and (B) the payment by HEXO (or any of its applicable subsidiaries) to Tilray of an amount of $1,000,000 from the sale of the real estate property at 67 Sinclair Blvd in Brantford, Ontario (the “Brantford Property”), provided such sale is consummated with any third party on or before April 30, 2023 or, if such sale is not consummated with any third party on or before April 30, 2023, the transfer of the Brantford Property to Tilray (or to such other entity designated by Tilray in writing on or prior to the date hereof) on May 1, 2023.

iii.

The remaining balance of $2,242,417 shall be paid on the earlier to occur of (A) the date on which HEXO receives proceeds from any Interim Period Financing, and (B) no later than the date that is one Business Day prior to the closing of the transactions under the Arrangement Agreement.

d.

In addition to the Required Payment, HEXO shall pay to Tilray, in consideration for the termination of the Services Agreement (the “Additional Payment”), the proceeds resulting from HEXO generating Unrestricted Cash during the Waiver Period from (A) the sale of one or more assets (excluding the Brantford Property), or (B) the 50% Amount resulting from any Interim Period Financing; provided that: (i) HEXO would have Unrestricted Cash in excess of $10 million after given effect to any such Additional Payment arising from a cash proceeds event; and (ii) the payment of the Additional Payment would not cause HEXO to be in breach of the “Minimum Liquidity” covenants set forth in Section 9(M) of the HEXO Note. Notwithstanding the foregoing, the amount of the aggregate Additional Payment shall be capped at $10,000,000.

3. Sale of Fort Collins Property or Brantford Property

If, prior to the earlier of (x) the consummation of the transactions contemplated under the Arrangement Agreement and (y) the valid termination of the Arrangement Agreement in accordance with its terms, Tilray (or the relevant transferee pursuant to the transfers contemplated in Sections 2.c.ii(A) and 2.c.ii(B)) (A) completes the sale or transfer of the Fort Collins Property to any person that is not an Affiliate of Tilray for net proceeds that are greater than $6,000,000 (the “Fort Collins Excess Amount”), or (B), in the event Tilray has acquired the Brantford Property pursuant to the terms of Section 2.c.ii(B) hereof, completes the sale or transfer of the Brantford Property to any person that is not an Affiliate of Tilray for net proceeds that are greater than $1,000,000 (the “Brantford Excess Amount”), the amount of the Fort Collins Excess Amount and/or the Brantford Excess Amount, as applicable, shall be treated as a reduction of the amounts then outstanding under the HEXO Note (with immediate effect as of the date that the applicable Fort Collins Excess Amount or the Brantford Excess Amount is received by Tilray or its applicable Affiliate).

4. Outstanding Actions

HEXO shall use commercially reasonable efforts to settle the outstanding Actions (as defined in the Arrangement Agreement) listed in Schedule B hereto, provided that if any such settlement or agreement shall cause HEXO to make payments, in the aggregate, in excess of $100,000, HEXO shall be required to obtain the prior written consent of Tilray before entering into any agreement in respect of such settlement. Tilray will promptly provide feedback and information to the extent commercially reasonable to do so, in respect of any proposed settlement presented by HEXO.

5. Miscellaneous

a.

Notices. All notices, requests and other communications given in connection with this letter agreement shall be in writing and provided to the other parties hereto at the addresses indicated in the HEXO Note.

b.	Currency. Any reference in this letter agreement to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of the United States of America.

c.

No Waiver or Amendment. Except for the terms and provisions set forth in this letter agreement, nothing herein shall be construed as a waiver or amendment of any of the terms and conditions under the HEXO Note or the Services Agreement, all of which shall remain in full force and effect.

d.	Governing Law. This letter agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

e.

Counterparts. This letter agreement may be executed in counterparts, manually or electronically, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument. A copy transmitted via facsimile or e-mail as a portable document format (.pdf) of this letter agreement, bearing the signature of any party shall be deemed to be of the same legal force and effect as an original of this letter agreement bearing such signature(s) as originally written of such one or more parties.

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

TILRAY BRANDS, INC.		HEXO CORP.

By:	(signed) Mitchell Gendel	By:	(signed) Rob Godfrey
Name: Mitchell Gendel		Name: Rob Godfrey
Title: Global General Counsel		Title: Authorized Signatory

SCHEDULE “A”

BREAKDOWN OF REQUIRED PAYMENT

[REDACTED COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE “B”

LITIGATION MATTERS

[REDACTED COMMERCIALLY SENSITIVE INFORMATION]